U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                (Amendment No. 1)

                 General Form for Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           DYNA-CAM ENGINE CORPORATION
                 (Name of Small Business Issuer in its Charter)

                        Commission File Number: 000-32065

                 Nevada                                          86-0965692
     (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                          Identification No.)

          23960 Madison Avenue
          Torrance, California                                     90505
(Address of principal executive offices)                         (Zip Code)

                    Issuer's Telephone Number: (310) 791-4642

        Securities to be registered under Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common stock, $.001 par value
                                (Title of class)
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                                     PART I

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Except for historical information contained herein, this Form 10-SB/A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "SECURITIES ACT") and Section 21E of the Securities Exchange Act of 1934, as amended ("EXCHANGE ACT").

     Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements of future events and our plans and expectations. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission ("SEC"), through press releases or otherwise. Wherever possible, we have identified these forward-looking statements by words such as "BELIEVES," "ANTICIPATES," "CONTEMPLATES," "EXPECTS," "INTENDS," "PROJECTS," "PLANS," "FORECASTS," "ESTIMATES" and similar expressions. These statements reflect our current views about future events and financial performance or operations and are applicable only as of the date the statements are made. Our actual results may differ materially from such statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in "DESCRIPTION OF BUSINESS - Factors Affecting Future Performance" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS," as well as those discussed elsewhere in this Form 10-SB/A and in the exhibits attached.

     Although we believe that the assumptions underlying the forward-looking statements in this Form 10-SB/A are reasonable, any of the assumptions could prove inaccurate. There can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed under "DESCRIPTION OF BUSINESS - Factors Affecting Future Performance," our business and operations are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB/A.

     The inclusion of such forward-looking information should not be regarded as a representation that the future events, plans or expectations contemplated will be achieved. We disclaim any obligation to subsequently revise forward-looking statements to reflect any change in our expectations or due to the occurrence of unanticipated events.

ITEM 1. DESCRIPTION OF BUSINESS

     We are developing and intend to manufacture, market and sell our unique, axial cam-drive, free piston design, internal combustion engine, which we believe offers a number of significant advantages over conventional piston engines. Although originally designed for use in aircraft, we believe the Dyna-Cam Engine has numerous additional potential uses, particularly in marine, industrial, heavy automotive and military applications. The initial model of the Dyna-Cam Engine (the "DC375") is ready for production and we intend to initially target the "KITBUILT" segment of the experimental aircraft market with this model. We plan to develop other sizes and variations of the Dyna-Cam Engine, and we hope to eventually target other markets in the future.

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CORPORATE HISTORY

     Dyna-Cam Aero Engine Corporation, our predecessor, was incorporated as a California corporation in 1993 and later changed its name to Dyna-Cam Engine Corporation ("DCEC CALIFORNIA"). TSI Handling, Inc. ("TSIH") was incorporated in Nevada in July 1999. Effective March 31, 2000, TSIH acquired all of the assets of DCEC California in exchange for 30,000,000 shares of common stock and 200,000 shares of Series A Preferred stock and the assumption of substantially all of DCEC California's liabilities. Subsequent to this transaction, TSIH amended its Articles of Incorporation to change its name to Dyna-Cam Engine Corporation ("DYNA-CAM"). DCEC California was renamed DC Engine Corporation and is in the process of distributing its remaining assets and liquidating.

     Prior to March 31, 2000, Patricia J. Wilks and Dennis C. Palmer were the controlling shareholders and executive officers of DCEC California. Prior to March 31, 2000, Chasseur Holdings, Inc. ("CHASSEUR") was the controlling shareholder of TSIH and Michael S. Williams and Lanny R. Lang were its executive officers. See "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS." Chasseur is the successor to Technical Systems Integrators, Inc. ("TSI"). TSI filed for protection under Chapter 11 of the Bankruptcy Code in April 1999. TSI's Plan of Reorganization was confirmed in November 1999. Under TSI's Plan of Reorganization, shares of common stock and warrants of TSIH were distributed to the TSI creditors. TSIH initially planned to engage in the business of designing handling applications for integrated circuit manufacturing. TSIH's management determined the acquisition of DCEC California's assets would be in the best interest of its shareholders and provide TSIH with more attractive business operations. After the acquisition of DCEC California's business operations, TSIH sold all of its handling business assets for nominal consideration.

     Immediately following the asset acquisition, the stockholders of DCEC California held approximately 85% of the outstanding shares of common stock of Dyna-Cam. For financial accounting purposes, the acquisition of the assets of DCEC California by TSIH has been treated as a recapitalization of DCEC California with DCEC California as the purchaser of TSIH. The financial statements included in this Form 10-SB/A have been prepared to give retroactive effect of the acquisition completed on March 31, 2000 and to represent the historic operations of DCEC California. Consistent with financial accounting requirements, all of DCEC California's assets, liabilities and accumulated deficit are reflected at their combined historical cost (the accounting acquirer) and the preexisting outstanding shares of TSIH (the accounting acquiree) are reflected at net asset value, which was not material.

THE DYNA-CAM ENGINE

     OVERVIEW. The Dyna-Cam Engine is a unique, axial cam-drive, twelve-cylinder, free piston engine. Our engine design replaces conventional crankshaft and piston rod design with two cylindrical engine blocks, each containing six cylinders arranged around a central main shaft. Our prototype Dyna-Cam Engine produced more than twice the torque ratio of a V-8 car engine with comparable horsepower rating, but with less than one-half the size, one-half the weight and less than one-fourth the number of parts.

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     We believe the Dyna-Cam Engine is the most significant design innovation in piston engine technology in more than 50 years. We believe it offers significant advantages over conventional piston engines in use today. Our prototype Dyna-Cam Engine is smaller, much lighter, less noisy, generates more torque, causes less vibration, achieves greater fuel efficiency and has lower emissions than comparable conventional engines. We believe the Dyna-Cam Engine will be more durable and require less maintenance than conventional engines in the same power class. The Dyna-Cam Engine also has 50% fewer parts than a conventional piston aircraft engine, which is anticipated to reduce maintenance costs and favorably impact our costs of manufacturing.

     DEVELOPMENT. Dr. Karl Herrmann developed the first feasible cam-driven internal combustion engine. The earlier research and development work done by Dr. Herrmann was conducted starting in the late 1930's. This research and development culminated with a Federal Aviation Administration ("FAA") certification of the engine in 1957. Dr. Herrmann was issued various patents on the cam drive invention. These patents expired in 1965. Dennis C. Palmer, presently the Executive Vice President and Chief Engineer of Dyna-Cam, continued the development of the cam-drive engine and was issued a patent in 1985 on modified versions of the Dyna-Cam Engine. Mr. Palmer filed an additional patent application in 2000 for improvements in the Dyna-Cam Engine design. Both the original patent and new patent application have been assigned to Dyna-Cam by Mr. Palmer.

     The Dyna-Cam Engine has undergone extensive research and development. There have been five different phases of prototype development and ten generations of piston development. Total research and development expenditures by Dyna-Cam from inception to March 31, 2000 were $431,372, including $42,067 in the fiscal year ended March 31, 1999 and $63,892 in the fiscal year ended March 31, 2000. The current design has evolved from over forty sets of engine blocks built into running engines for testing. A prototype Dyna-Cam Engine was installed in a four-place airplane and tested between 1987 and 1989, using one engine with three different sets of accessories and four different propellers. Accessories such as the oil pump, fuel system, coolant pump, radiator, ignition system and propeller were redesigned with each installation to improve reliability and synchronize with the Dyna-Cam Engine performance.

     The research and development on the DC375 model has been completed and we are beginning production of this engine. In addition to the DC375, we anticipate producing larger and smaller Dyna-Cam engines capable of producing the greater or lower torque and HP required for different applications and targeted markets. We are also evaluating development of Dyna-Cam Engines that will run on jet fuel, diesel fuel, compressed natural gas and propane, all of which we believe will require relatively minor modifications to the existing Dyna-Cam Engine design.

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     FEATURES. The following table compares some of the technical features of a
200 horsepower Dyna-Cam Engine with other conventional piston engines of equivalent horsepower in use today:

                               Dyna-Cam           Leading            V-8 Car
        Feature               Prototype       Aircraft Engine        Engine
        -------               ---------       ---------------        ------
Size (Width)                     13"                32"                31"
Maximum Torque Produced    650 foot-pounds    380 foot-pounds    300 foot-pounds
Weight                        265 pounds         295 pounds        500 pounds
Part Count                      1,000             2,600 +            4,300 +
Time Between Overhauls       2,000 hours     1,800-2,000 hours     1,000 hours
Man-hours to Rebuild           18 hours           30 hours          40 hours

     Torque, as is "HORSEPOWER" ("HP"), is a measurement of an engine's power. Torque, measured in foot-pounds, refers to the strength of the rotational movement and serves as a measurement of an engine's ability to overcome a load - in other words, it represents the ability of an engine to do work.

     An equally important measurement for both torque and HP is the number of revolutions per minute (or "RPM"), at which an engine delivers the desired level of power. The prototype 200 HP Dyna-Cam Engine produced a very high ratio of 650 foot-pounds of torque at a very low 1,200 RPM and 525 foot-pounds of torque at 2,000 RPM. This torque output is comparable to that of a 3,000 pound diesel truck engine. By comparison, a standard 500 pound V-8 car engine produces only approximately 300 foot-pounds of torque at 3,500 RPM.

     We believe the advantage of the Dyna-Cam Engine is that it produces higher torque with less weight and smaller size than conventional piston engines. We anticipate that the Dyna-Cam Engine will be ideal for applications where high strength (torque) is needed in the low RPM range for acceleration and load moving, and where weight and size are factors.

     In comparison to other conventional internal combustion engines with similar displacement, we believe that the Dyna-Cam Engine has no known negative design characteristics. However, the Dyna-Cam Engine is new in comparison to other FAA certified aircraft engines that have been used for over 50 years. These engines have a long history of expert observation and confirmation. There has not been an opportunity for established engine experts to observe engine testing or demonstrations of the Dyna-Cam Engine.

     While there have been over 40 prototypes of our engine built and tested, there have been only two completed Dyna-Cam Engine installations. One engine was installed in an airplane and another in a boat. Both of these installations were operational. We have not had sufficient capital to fully demonstrate a new Dyna-Cam Engine in a high quality showpiece installation over an extended period of time. An installation must be completed with a new Dyna-Cam Engine to fully demonstrate its performance capability. We purchased an aircraft that we intend to utilize for a performance demonstration. Design work for the installation is underway, however, the installation has not been completed.

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POTENTIAL MARKETS

     Diesel Progress Magazine (June 1999) stated that the market size for gasoline piston engines in the size range where we intend to compete (the 101 to 300 HP range) is approximately $69.8 billion annually. This market includes several major segments, including aircraft, marine, industrial, heavy-duty vehicles and others. Our initial focus will be on the aircraft market, but we believe there is great potential for the Dyna-Cam Engine in other markets as well.

AIRCRAFT

     The Dyna-Cam Engine was originally designed for the general aviation market. We anticipate that it will offer substantial advantages over conventional engines in this segment. We believe current airplane engine manufacturers have been slow to adopt new engine developments due to their established leadership position in the market. The basic design of the gasoline piston engine in use today has not changed in over 50 years. We believe this stagnation creates a strong opportunity to introduce a new engine and that the aviation market will be receptive to a new alternative to existing technology.

     We expect that the Dyna-Cam Engine will increase fuel efficiency and reduce maintenance costs, which should be of particular interest to customers in the aviation industry. In this industry, the characteristics of the Dyna-Cam Engine should offer unique collateral advantages. We believe the reduced vibration of the Dyna-Cam Engine will provide a smoother and quieter ride, which should also reduce wear on the aircraft. Reduced vibration also reduces pilot fatigue. The Dyna-Cam Engine's anticipated increased fuel efficiency and power should reduce operating costs and increase the speed and range of an aircraft. We anticipate that aircraft utilizing the Dyna-Cam Engine will have reduced noise levels allowing these aircraft more accessibility to airports where noise levels are controlled.

     The aircraft engine business is a worldwide market that has had very few technical advancements relative to other industries. The United States aircraft market is the largest in the world. We believe the total market for FAA certified and experimental aircraft engines is approximately $500 million per year.

     We have received FAA certification for the DC375 (Type Certificate No.
293), which, although not required in the experimental market, we anticipate will provide an additional marketing advantage for our engine. In order to produce FAA certified engines for use in aircraft requiring certification, we must also receive an FAA Production Certificate which certifies our manufacturing process and facilities. While we will likely seek an FAA Production Certificate for our engines at some point in the future, the certification process can be expensive and time-consuming. Until production certification is achieved, we intend to produce and sell Dyna-Cam Engines into the experimental aircraft market.

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     EXPERIMENTAL AIRCRAFT. While we believe the potential market for the DC375 in particular, and Dyna-Cam Engines in general, is widespread, we intend to focus initially on the experimental aircraft engine market and to target the kitbuilt segment of this market.

     In the United States, any person ("OWNER/BUILDER") may build an airplane, helicopter or any number of other aircraft. If proper procedures are followed, the homebuilt airplane may be licensed by the FAA in the Experimental, Amateur-Built category. Upon satisfactory completion of testing, the owner/builder may receive a permanent airworthiness certificate from the FAA. With the permanent airworthiness certificate, the aircraft may be operated similar to factory-built aircraft, but can not be used to fly "FOR HIRE" or for similar commercial service.

     In order to qualify as an experimental aircraft, at least 51% of the assemblage of the aircraft must be completed by the owner/builder. In order to tap into the experimental/homebuilt market, manufacturers have produced kits that provide certain pre-assembled components, but allow the owner/builder to qualify for the 51% assemblage test.

     Kitbuilt aircraft make up one of the fastest growing aviation market segment today. According to a 1999 survey of kit manufacturers conducted by Kit Planes Magazine, more than 7,260 kitbuilt planes were expected to be purchased in 1999 and 8,600 were projected for 2000. Engines for these planes cost an average of $15,000 to $20,000, resulting in the total piston engine market for new kitbuilt aircraft being approximately $160 million annually. According to the General Aviation Manufacturers Association, existing kitbuilts total about 14,680 aircraft, of which approximately one-fifth (or 2,600) are in need of engine replacements or overhauls annually. This approximates to a $40 million annual market.

     We believe the kitbuilt aircraft market is the best market to initially target our engine due to the lack of regulatory requirements and its potential size. Engines in this class are not currently required to be certified by the FAA. FAA certification is required for nearly all other aircraft engines and Coast Guard certification is required for nearly all marine engines.

     FAA CERTIFIED ENGINES. The Dyna-Cam Engine has been certified by the FAA for use in helicopters and may be used in fixed wing aircraft with Supplemental Type Certification. FAA certification has been accomplished by only a few other piston engine manufacturers during the last forty years. To achieve this certification, an engine must surpass a 150 hour running test under specified loads and adverse conditions while maintaining integrity of its parts as "NEW."

     We estimate that it will cost approximately $1,000,000 and take approximately six months to receive FAA Production Certification approval for a manufacturing facility. Depending on our success in the kitbuilt market segments, we may decide that producing and selling FAA certified engines is not cost effective and we may elect not to obtain such certification and instead focus on markets where it is not required.

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MARINE

     We believe the DC375 is ideally suited for the marine engine market. A prototype of the Dyna-Cam Engine was installed and tested in a 20-foot stern drive speedboat in 1989. Because of the high torque output of the engine, it was able to efficiently turn a high-thrust 25-inch pitch propeller over a broad range of RPM levels. The Dyna-Cam Engine installed in this test boat was very throttle responsive and provided rapid acceleration. Based on test performance, we believe the Dyna-Cam Engine will accelerate "TO PLANE" in half the time required by conventional engines with equal HP, even with a heavy load of passengers, cargo or water-skiers. The Dyna-Cam Engine is smaller than conventional V-8 engines with similar output which increases the usable space within a boat.

     According to the National Marine Manufacturers Association, the overall market for inboard, stern drive and jet-boats in the United States was approximately $5.2 billion in 1997.

INDUSTRIAL, MILITARY AND HEAVY VEHICLE MARKET

     We expect that the Dyna-Cam Engine will also be particularly well suited for many industrial, military, motor home, truck and fleet vehicle markets where high levels of torque are required.

     After we commence our marine engine marketing strategy, we plan to focus on the recreational vehicle and motor home markets because manufacturers of these vehicles typically purchase engines and chassis separately. These larger and heavier vehicles generally need much larger engines to pull the weight, but much like boats, usable space is at a premium in recreational vehicles. The Dyna-Cam Engine should provide the high torque output needed for these vehicles while taking up less space than conventional engines. According to a market survey by the Recreational Vehicle Industry Association, there were approximately 224,000 motor homes sold in 1999. This represented a retail market value of $1.68 billion in 1999.

     According to the June 1999 issue of Diesel Progress Engine Yearbook, there were 1.2 million engines sold in 1999 in the size and power range suitable for medium to heavy duty trucks. An average selling price of $12,000 puts that market at about $14.8 billion.

     The Dyna-Cam Engine also has potential application in numerous other types of vehicles. Virtually any large heavy vehicle, and even smaller vehicles where increased torque is desirable, could benefit from this technology. We believe other potential markets could include school buses, motor coaches, city commuter buses, industrial and construction vehicles and military applications. As we develop new Dyna-Cam Engines delivering varying power levels and utilizing alternative fuels, we believe these potential markets will increase.

SPECIALTY AND RACING MARKETS

     We believe the specialty and racing markets are also a potential market for high performance, lighter weight power plants such as the Dyna-Cam Engine. This market is particularly attractive because customers are generally willing to pay higher prices for engines while production quantities are low. High performance requirements are found in many racing and specialty applications. We do not intend to actively pursue this market in the near-term, but may pursue this market in the future.

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COMPETITION

     Competition in the engine business is intense. The market is segmented with major manufacturers generally dominating each segment. Although the Dyna-Cam Engine is radically different from established engine technology, it will be competing with existing products produced by established manufacturers.

     We believe the barriers to entry into the engine market generally are very high, primarily due to the capital required to produce engines in high enough volumes to compete in the industry. We have not begun actual production of the Dyna-Cam Engine and still face barriers to our entry into this industry. The barriers are also very high in the aircraft engine production industry, due to the cost and time involved in obtaining FAA certification. Separate FAA certification is required for both the engine and for the production process. We have internally estimated the cost to develop a new aircraft engine today, through complete FAA certification, to be in excess of $50 million.

     We believe we have a competitive advantage in this market because the development costs for the Dyna-Cam Engine have already been expended. Our Dyna-Cam Engine has received FAA certification for the DC375 (Type Certificate No. 293). Due to the developmental stage of our production process, we have not applied for FAA certification of our manufacturing process and facilities. In our initial target market of experimental aircraft, FAA production certification is not required. We can sell our engines into this market and, we believe, build name recognition in the aircraft engine business generally without initial FAA production certification.

     CERTIFIED AIRCRAFT. The primary manufacturers of certified aircraft engines today are Textron Lycoming Corporation ("LYCOMING") and Teledyne Continental Aircraft Engines ("CONTINENTAL"). Both of these companies have been manufacturing engines for over 50 years. These two manufacturers account for more than 90% of the certified aircraft piston engine market. Both companies are well established and have very strong name and brand recognition in the aircraft industry.

     The current market for new aircraft sales for which Lycoming and Continental compete is only about 1,500 engine sales a year. In addition, there is a large fleet of general aviation aircraft, estimated to be about 170,000 planes, that need engine replacements approximately every five to ten years. This equates to an average of approximately 25,000 to 30,000 engine replacements or overhauls per year. It does not appear that the major aircraft engine companies have targeted or are aggressively selling into these markets. Delivery time for a new engine may be up to one year.

     We believe we will be able to effectively compete for several reasons. In addition to the power performance advantage described above, our engine runs with less vibration and is water cooled. In the aeronautic market, our water

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cooled engine eliminates "SHOCK COOLING," which results from extreme altitude changes and can severely damage an engine. Less vibration results from the engine design which is also an operational advantage positively affecting engine and airframe life. Our engine design has less moving parts, which should result in more economical maintenance and longer engine life.

     Although price is not the primary factor for aircraft engine purchasers, we believe our initial price and the expected lower costs of operation will make our engine cost competitive.

     KITBUILT AIRCRAFT. In addition to certified aircraft engines, automobile engine manufacturers compete in the kitbuilt aircraft market. Although not actively targeted to this market, automobile engines are frequently utilized in kitbuilt aircraft, often because the initial price is perceived to be lower. Automotive engines generally require fairly extensive (and expensive) modifications to make them suitable for use in aircraft. In addition, automobile engines do not have the necessary long-term endurance and reliability when operated at the higher power levels required for aircraft. Automobile engines also require more frequent servicing and can weigh up to 200 pounds more than even a conventional aircraft engine.

     To date the only new automotive engines in our HP class that have received FAA certification are the Porsche 911 and Toyota Lexus engines, and neither of these is currently being targeted to the kitbuilt market. We believe the advantages of the Dyna-Cam Engine, including its expected reduced long-term operating and maintenance expenses, will allow us to effectively compete in this market.

     MARINE AND VEHICLE APPLICATIONS. Competition in the marine and vehicle markets will come from current manufacturers of comparably powered V-6 and V-8 engines. We will target those segments of the market where the Dyna-Cam Engine's significant advantages in power, weight and size are particularly suited to the needs of the user. These include boating and heavier vehicles such as rapid transit buses, motor homes, trucks and military vehicles. We expect the Dyna-Cam Engine can be priced competitively for this market when production quantities are comparable to conventional engines.

     Our strongest competition in this market segment is likely to come from diesel engine manufacturers. Diesel engines can deliver torque and HP comparable to the Dyna-Cam Engine, and the technology is more widely accepted. However, the Dyna-Cam Engine remains competitive because it can deliver similar performance with far less weight and noise, among the other advantages discussed above.

PRODUCTION

     Our plan of operations anticipates that we produce up to five engines per month commencing in December 2001. We expect to remain at the five engines per month production level until we have completed the final analysis of our manufacturing and quality control processes and completed all operating, maintenance and overhaul manuals and documentation. We believe this will take until approximately June 30, 2002. At this point, we expect to increase

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production to as many as ten engines per month or more as needed to support anticipated sales. Our ability to produce engines at or beyond this level is currently limited by our facilities and equipment. By December 2001, we anticipate beginning actively seeking one or more major manufacturing sites or strategic partners to facilitate large-scale production. We believe we can contract with a major engine manufacturing plant to help fulfill any large engine production orders that are received during our initial years.

     Production and assembly operations will initially be at our facility adjacent to the Torrance Airport near Los Angeles. We currently have the ability to fabricate and test nearly all parts for our engine. In addition to components we manufacture at our plant, the Dyna-Cam Engine utilizes parts that can be obtained from numerous suppliers and are not unique to our engine design (E.G., starters, spark plugs, cooling systems, etc.). As production levels increase, we expect to utilize subcontractors to supply components and assembled subsystems for installation in our engines. We anticipate continuing the machining on most of the engine's major components in our production plans.

MARKETING AND SALES

     We expect to directly market the Dyna-Cam Engine in the first two years of operations and may establish a dealership network in the future, if warranted. We plan to promote the Dyna-Cam Engine initially through displays and demonstrations at air and trade shows. In addition, we intend to advertise in specialty magazines targeted to the markets we hope to reach and on our Web site (www.dynacam.com).

     We have received publicity through articles in various specialty magazines targeting the aircraft industry. The Dyna-Cam Engine has been featured in such publications as AOPA PILOT, HELICOPTER WORLD, POPULAR MECHANICS, GENERAL AVIATION NEWS & FLYER, SCIENCE AND MECHANICS, MACHINE DESIGN, PRIVATE PILOT, KIT PLANES and SPORT AVIATION.

     We hope to penetrate our target markets by using the existing media, making air and trade show appearances and developing an Internet presence. There are many aviation organizations, specialty publications, more than 450 air shows annually and an increasing number of Web sites focusing on aviation and flying that may be targeted to publicize our entrance into the aircraft engine market.

INTELLECTUAL PROPERTY

     Certain aspects of the current version of our Dyna-Cam Engine are patented in the United States. Dr. Herrmann, the original developer of the cam-driven engine technology, patented certain key components, such as the cam and piston design, which are now in the public domain.

     We own U.S. Patent No. 4,492,188, originally issued in 1985 to Dennis C. Palmer. The current patent will expire in January 2003. We have submitted a new patent application on various improvements identified and made to the Dyna-Cam Engine since the original patents were obtained and have received "PATENT PENDING STATUS" on this application. We intend to file additional patents domestically as well as internationally.

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     We have also developed manufacturing processes and component designs that are considered "TRADE SECRETS," which we believe would make the engine difficult to produce by other manufacturers and still be competitive. As research and development continues to advance the Dyna-Cam Engine technology, new features, trade secrets and patents will be pursued to provide additional barriers to competition. We have agreements with our officers and key employees that require them to assign any new features, trade secrets and patents developed in the future.

FACILITIES

     We currently lease a 6,000 square foot facility adjacent to the Torrance Airport in Torrance, California, near Los Angeles. This facility will be suitable in the early stages of production, but we may need additional space in the near term. We believe additional space will be available in or near our existing facility and we do not expect any difficulty finding larger and more suitable space as needed.

EMPLOYEES

     We currently have four full-time employees. We expect to hire additional engineers, machinists and other employees in the near future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Plan of Operations".

FACTORS AFFECTING FUTURE PERFORMANCE

     DEVELOPMENT STAGE COMPANY. There is no meaningful operating or financial history to evaluate our prospects for successful operations. We have entered into a new line of business with the acquisition of the DCEC California assets and operations. We just recently completed the final manufacturing plan for producing the first production engine, the DC375. Previously, DCEC California conducted research and development of the Dyna-Cam Engine and built and tested several prototypes. We are just commencing our first larger scale manufacturing efforts of the Dyna-Cam Engine. DCEC California incurred operating losses and had negative cash flow since incorporation in 1993. We anticipate future losses.

     Our operations will be subject to all of the risks inherent in the establishment of a new business enterprise, particularly one that is dependent, initially, on the ever-changing small aircraft industry. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new business, including uncertainty as to production capabilities, market acceptance, marketing methods, expenses and competition. We may not be successful in our proposed new business activities.

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     ADDITIONAL CAPITAL REQUIREMENTS. Our proposed plan of operations, even if successful, may not result in cash flow sufficient to finance the continued expansion of our new business. We need funds to acquire materials, components and additional tooling to assemble and manufacture the initial production Dyna-Cam Engines and to implement sales, marketing and promotional activities. We will also require substantial additional capital for our operations and anticipated expansion. There can be no assurance we will be successful in obtaining any additional equity capital or other financing or, if obtained, that such capital will be obtained at a reasonable cost.

     ACCEPTANCE OF THE DYNA-CAM ENGINE. If the Dyna-Cam Engine does not receive consumer or industrial acceptance as we anticipate, our revenues and operating results will likewise not reach the levels we anticipate. Our entry into the engine manufacturing industry is a new line of business in which we have no prior experience. Our Dyna-Cam Engine has no brand name recognition as do our competitors' engines. The Dyna-Cam Engine is based on a design that is not currently produced. Actual performance of production engines may not match test results of our prototype engines. If actual performance of an engine is not substantially better than performance of conventional engines, our Dyna-Cam Engine may not attain the market acceptance we anticipate. Acceptance of our Dyna-Cam Engine by both individual and industrial users will be critical to the success of our business.

     We intend at this time to manufacture one product, the Dyna-Cam Engine. Consumer and industrial acceptance of this engine will be critical to our success because we intend to only manufacture and distribute engines and do not intend to have a diversified product line. While we intend to vary the sizes of engines manufactured, we will initially only manufacture one size engine, which will also limit potential market acceptance.

     MANUFACTURING. We intend to engage in the engine manufacturing business. This business is labor and capital intensive and subject to many risks. Some of these risks include lack of supply of raw materials or component parts, increasing prices of materials, components and equipment, warranty and product liability claims, work stoppages, strikes or other labor difficulties, and changes in governmental regulations. The occurrence of any one of these factors could increase our costs of production or otherwise adversely affect our operations.

     Because the Dyna-Cam Engine has only been produced on a prototype basis, we have no experience in mass production of these engines. We do not know if we will be able to control production and quality control issues once manufacturing begins. Defects in our manufacturing process or the engines produced would cause our costs to exceed those projected and could result in substantial warranty or product liability claims and harm our industry reputation, which would diminish acceptance of our engines in targeted markets.

     While we have projected manufacturing costs for production and believe that we can manufacture the Dyna-Cam Engine and sell it profitably, our projections may prove inaccurate due to many factors. It is also possible that while Dyna-Cam Engine manufacturing may be profitable at certain levels, our sales may never reach such levels or, due to capital constraints, we may be unable to achieve optimum levels of manufacturing. If our costs of manufacturing or other costs associated with warranty or liability claims exceed our projected costs, our projected margins may not be realized and we may never achieve profitable operations.

     DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS. In order to control costs and scheduling, we expect to perform most of the machining of the Dyna-Cam Engine internally. However, we also expect to use subcontractors to supply components and assembled subsystems for installation in our engines. For instance, we expect to purchase castings, forgings and bearings from outside suppliers such as Alcoa Aluminum, Torrington and Timken Bearing. Because we have not yet manufactured production engines, we have a limited basis upon which to judge the performance of subcontractors. We have had discussions with certain subcontractors and intend to obtain written agreements following an evaluation of initial subcontractor performance. Our inability to obtain timely delivery from our subcontractors or to locate alternate sources of supply could cause a loss of customer orders. Failure to satisfy market demand could result in failure to achieve our sales objectives.

     DEPENDENCE ON KEY PERSONNEL. We will be dependent on the continued services of Dennis C. Palmer, our Executive Vice President and Chief Engineer. The loss of Mr. Palmer could have an adverse effect on meeting our production and financial performance objectives. We have an employment agreement in place with Mr. Palmer and have purchased a key-man life insurance policy on Mr. Palmer. However, we have no assurance that we will not lose his services or the services of other key personnel and we may not be able to timely replace any personnel if we do lose their services.

     COMPETITION. We intend to initially target the experimental aircraft engine market. This area is highly competitive and dominated by two manufacturers with financial, operating, promotional and other resources far in excess of ours. We will also compete with other well established engine manufacturers in this market. We may not be able to compete successfully with current products or new technology that is introduced by existing manufacturers or others that may enter this market in the future.

     LIMITED INTELLECTUAL PROPERTY PROTECTION. Dyna-Cam is relying heavily on its patent, trade secret, nondisclosure, confidentiality and non-competition rights to protect its limited intellectual property rights. The current patent of the Dyna-Cam Engine design has only one and one-half years remaining before the design is in the public domain. We have developed numerous modifications to the original design, which we believe to be patentable, and we have filed an additional patent application in the U.S. We expect to file for patents internationally as required. There is no assurance that any patents will be issued and if issued that such patents will not be challenged. It is also possible that claims that the Dyna-Cam Engine is in the public domain will be made. Even if our patents and other intellectual property rights are valid and enforceable, the cost of defending any claims may be substantial. We may also face the prospect of infringement by others. Any defense or prosecution of a claim of patent or other infringement will be extremely expensive and would utilize capital that is projected for use in other activities. Accordingly, we may not be able to bear the costs of any defense or prosecution of claims related to our intellectual property rights.

     PRODUCT LIABILITY. We intend to initially target the small aircraft business for sales of our Dyna-Cam Engine. Small aircraft are more prone to crashes than larger, commercial aircraft. If an aircraft with one of our engines is involved in a crash, a product liability lawsuit would be likely. If any such claim were successful, our industry reputation and financial condition could be severely damaged. Liability insurance may not be available or may be too expensive to be economically justifiable to insure against the risk of product liability claims.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding future events, our plans and expectations, financial projections and performance and acceptance of our products in the marketplace. Our actual results could differ materially from those discussed. Factors that could cause or contribute to differences include, but are not limited to, those discussed elsewhere in this Form 10-SB/A, or incorporated herein by reference. See "SPECIAL NOTE ON FORWARD-LOOKING Statements" at the beginning of this Form 10-SB/A.

INTRODUCTION

     Dyna-Cam Engine Corporation was originally incorporated in the State of California in 1993 ("DCEC CALIFORNIA"). Effective March 31, 2000, TSI Handling, Inc., a Nevada corporation ("TSIH"), acquired all of the operating assets of DCEC California for 30,000,000 shares of TSIH common stock and 200,000 shares of TSIH Series A Preferred Stock, plus the assumption of substantially all of DCEC California's liabilities. Immediately following the asset acquisition, the stockholders of DCEC California held approximately 85% of the outstanding shares of common stock of TSIH. Subsequent to this transaction, TSIH amended its Articles of Incorporation to change its name to Dyna-Cam Engine Corporation. DCEC California is in process of liquidating.

     For financial accounting purposes, the acquisition of the assets of DCEC California by TSIH has been treated as a recapitalization of DCEC California with DCEC California as the purchaser of TSIH. The financial statements included in this Form 10-SB/A have been prepared to give retroactive effect of the asset acquisition completed on March 31, 2000 and to represent the historic operations of DCEC California. Consistent with financial accounting requirements, all of DCEC California's assets, liabilities and accumulated deficit are reflected at their combined historical cost (as the accounting acquirer) and the pre-existing outstanding shares of TSIH (the accounting acquiree) are reflected at net asset value, which was not material. TSIH had no significant operations, assets or liabilities prior to its transaction with DCEC California.

     We are developing and intend to manufacture, market and sell our unique, axial cam-drive, free piston design, internal combustion engine, which we believe offers a number of significant advantages over conventional piston engines. Although originally designed for use in aircraft, we believe the Dyna-Cam Engine has numerous additional potential uses, particularly in marine, industrial, heavy automotive and military applications. The initial model of the Dyna-Cam Engine (the "DC375") is ready for production and we intend to initially target the "KITBUILT" segment of the experimental aircraft market with this model. We plan to develop other sizes and variations of the Dyna-Cam Engine, and we hope to eventually target other markets in the future.

     Our operations will be subject to all of the risks inherent in the establishment of a new business enterprise, particularly one that is dependent, initially, on the ever-changing small aircraft industry. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new business, including uncertainty as to production capabilities, market acceptance, marketing methods, expenses and competition. In addition, until we sell engines, our operations will not result in cash flow sufficient to finance the continued expansion of our new business or to pay off our debt.

     A substantial portion of our capital will be applied to the acquisition of materials, components and additional tooling, assembly and labor to manufacture the initial Dyna-Cam Engines and to implement sales, marketing and promotional activities. Even after production and sales commence, we may require substantial additional capital for assembly or manufacturing activities, for purchase of additional engine components or for marketing and advertising activities. We anticipate substantial additional capital will be required for these operations.

     If the Dyna-Cam Engine does not receive consumer or industrial acceptance as we anticipate, our revenues and operating results will likewise not reach the levels we anticipate. Our Dyna-Cam Engine has no brand name recognition as do our competitors' engines and the Dyna-Cam Engine is based on a design that is not currently produced. Actual performance of production engines may not match the test results of our prototype engines. We believe that if the actual performance of the Dyna-Cam Engine is not substantially better than the performance of conventional engines, our Dyna-Cam Engine may not attain the market acceptance we anticipate.

RESULTS OF OPERATIONS

     The following discussion provides information that we believe will help you understand our financial statements, and should be read along with these financial statements and related notes. We have continued as a development stage company during the nine months ended December 31, 2000 and will continue to report as such until sales of the Dyna-Cam Engines occur.

     NINE MONTHS ENDED DECEMBER 31, 2000 (UNAUDITED) COMPARED TO THE NINE MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED). We had no revenues during either nine-month period. We expect to start delivering engines for retail sale by December 2001.

     Our loss from operations for the nine months ended December 31, 2000 was $473,732 compared to a loss from operations for the nine months ended December 31, 1999 of $164,749.

     The components of our loss from operations were:

                                                      Nine months ended Dec. 31,
                                                      -------------------------
                                                        2000             1999
                                                      --------         --------
Research and development                              $ 58,133         $ 19,356
General and administrative                             122,403           63,277
Legal and professional fees                            234,600           46,216
Depreciation and amortization                           58,596           35,900
                                                      --------         --------
                                                      $473,732         $164,749
                                                      ========         ========

     Research and development costs increased from $19,356 for the nine months ended December 31, 1999 to $58,133 for the nine months ended December 31, 2000. During the nine months ended December 31, 2000, we received funding from placement of our Series A Preferred stock that was partially used for additional research and development activities, including hiring an assistant to the Chief Engineer. Salary paid to the Chief Engineer and the assistant to the Chief Engineer totaled $37,945 during the nine months ended December 31, 2000. No amounts were spent on salaries in the corresponding nine months ended December 31, 1999. These salaries, as well as general overall increases in spending on shop supplies, tooling and machining costs and miscellaneous tools accounted for the increase in research and development costs during the nine months ended December 31, 2000.

     General and administrative expenses increased from $63,277 for the nine months ended December 31, 1999 to $122,403 for the nine months ended December 31, 2000. During the nine months ended December 31, 2000, we received funding from placement of our Series A Preferred stock that was partially used for additional general and administrative expenses, including hiring a full-time bookkeeper/office assistant. General and administrative expenses included officer salary, travel, consulting, office supplies and repairs and maintenance expenditures. The significant components of general and administrative expenses that increased were officer salary by approximately $35,000, marketing, advertising and shareholder expenses by approximately $19,500, wages to the bookkeeper/office assistant of approximately $12,000, and group medical, liability and key-man insurance by approximately $4,100. No amounts were spent on these respective categories in the corresponding nine months ended December 31, 1999.

     Legal and professional fees increased from $46,126 for the nine months ended December 31, 1999 to $234,600 for the nine months ended December 31, 2000. The components of legal and professional fees were as follows:

                                                      Nine months ended Dec. 31,
                                                      -------------------------
                                                        2000             1999
                                                      --------         --------
Litigation defense                                    $  2,012         $ 46,126
Audit fees                                              19,562               --
Financial management services                          174,000               --
SEC related legal fees                                  29,242               --
Other legal and professional                             9,784               --
                                                      --------         --------
                                                      $234,600         $ 46,126
                                                      ========         ========

     Legal and professional fees for the nine months ended December 31, 2000 include fees for our first annual audit for the fiscal years ended March 31, 2000 and 1999. Also included in legal and professional fees for the nine months ended December 31, 2000 are the financial management services of Aztore Holdings, Inc. (AZTORE). Aztore is a related party. Michael S. Williams, a director of Dyna-Cam, and Lanny R. Lang, an officer of Dyna-Cam, are also officers and directors of Aztore. Aztore directly and indirectly owns approximately 15% of our voting stock.

     Aztore's services included audit preparation and coordination, corporate restructuring and implementation, and assistance in capital and strategic planning, including the private placement of our Series A Preferred stock ("SERIES A OFFERING"). Costs associated with Aztore's activities amounted to $174,000 during the nine months ended December 31, 2000.

     Legal fees totaling approximately $29,000 were incurred for our Form 10-SB registration statement. There was no other substantive legal or professional fees incurred on any particular matter other than miscellaneous contractual and patent registration matters.

     All of the legal and professional fees in the comparable nine-month period ended December 31, 1999 were incurred to defend actions brought against Dyna-Cam by a noteholder who was owed approximately $343,000. This individual made a claim for $15,000,000 in damages. The litigation was settled and $193,603 was paid subsequent to March 31, 2000 in full satisfaction of the claim.

     Depreciation and amortization increased from $35,900 for the nine months ended December 31, 1999 to $58,596 for the nine months ended December 31, 2000 due to fixed asset purchases, most significantly a Cessna 337 airplane for $80,320 that we acquired in September 2000. As of December 31, 2000, monthly depreciation aggregates approximately $7,500 per month and is not expected to materially increase from this level for the remainder of the fiscal year.

     Other income (expense) is comprised mostly of interest expense, which increased from $42,126 for the nine months ended December 31, 1999 to $58,947 for the nine months ended December 31, 2000. This increase was due to an SBA loan being outstanding during the entire period resulting in increased interest expense of approximately $4,300; the Aztore bridge loan and other borrowings resulting in an interest expense increase of approximately $14,800; a borrowing from an individual during the period resulting in increased interest expense of approximately $2,600; and a new vehicle note payable resulting in an interest expense increase of approximately $1,900. Two notes outstanding as of March 31, 2000 were paid off shortly after this fiscal year-end and offset the total interest expense increase for the nine months ended December 31, 2000.

     As a result of the above, our net loss for the nine months ended December 31, 2000 was $526,841, or $0.015 per share, compared a net loss for the nine months ended December 31, 1999 of $204,999, or $0.007 per share.

     FISCAL YEAR ENDED MARCH 31, 2000 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999. We had no revenues during either the fiscal year ended March 31, 2000 or the fiscal year ended March 31, 1999.

     Our loss from operations for fiscal year ended March 31, 2000 amounted to $292,403 compared to a loss from operations for the fiscal year ended March 31, 1999 of $187,281. The following table presents the components of our loss from operations for the respective fiscal years:

                                      March 31, 2000          March 31,1999
                                   --------------------    --------------------
                                    Amount        %         Amount        %
                                   --------    --------    --------    --------

Research and development           $ 63,892        21.9    $ 42,067        22.5
General and administrative          113,506        38.7      99,807        53.3
Legal and professional fees          49,899        17.1      12,768         6.8
Depreciation and amortization        65,106        23.3      32,639        17.4
                                   --------    --------    --------    --------
                                   $292,403       100.0    $187,281       100.0
                                   ========    ========    ========    ========

     Research and development costs increased by approximately $21,800 for the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31, 1999. The major component of the increased research and development costs was salary expense to Dennis C. Palmer, our Chief Engineer, of $27,500. Mr. Palmer was issued 4,164,685 shares of common stock, effective March 1, 2000 to settle compensation claims against Dyna-Cam. The shares were issued at a value of approximately $.0067 per share and a total of $27,500 was charged to research and development as compensation expense for the fiscal year ended March 31, 2000. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." This increase was offset by reductions in overall research and development costs, including reduced expenditures on shop supplies, tooling and machining costs and miscellaneous tools.

     General and administrative expenses increased by approximately $13,700 for the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31, 1999. The major component of the increased general and administrative expenses was salary expense to Patricia J. Wilks, our President, of $25,000. Ms. Wilks was issued 3,786,077 shares of common stock, effective March 1, 2000 to settle compensation claims against Dyna-Cam. The shares were issued at a value of approximately $.0067 per share and a total of $25,000 was charged to general and administrative as compensation expense for the fiscal year ended March 31, 2000. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". This increase was offset by reductions in overall general and administrative expenses, including reduced expenditures on travel, consulting, office supplies and repairs and maintenance.

     Legal and professional fees increased by approximately $37,000, from $12,768 for the fiscal year ended March 31, 1999 to $49,899 for the fiscal year ended March 31, 2000. The increase in legal and professional fees was solely to defend actions brought against Dyna-Cam by a noteholder who was owed approximately $343,000. This individual made a claim for $15,000,000 in damages. The litigation was settled and $193,603 was paid subsequent to March 31, 2000 in full satisfaction of the claim. The legal and professional fees incurred in the fiscal year ended March 31, 1999 were for general patent and contractual matters.

     Depreciation and amortization increased from $32,639 for the fiscal year ended March 31, 2000 to $65,106 for the fiscal year ended March 31, 2000 due to an increase in machinery and equipment purchased between the two periods. Our capitalized machinery and equipment increased by approximately $251,000 during the period which was primarily paid from proceeds of an SBA loan ($144,841) and by financing under capitalized lease obligations ($106,186).

     Other income (expense) consisted of the following items:

                                             March 31, 2000      March 31, 1999
                                             --------------      --------------
Interest expense                               $ (50,636)          $ (63,899)
Interest income                                      370                  --
Other income                                          --              49,128
Extraordinary gain                               189,679                  --

     Interest expense decreased for the fiscal year ended March 31, 2000. The decrease was due principally to the reduction in principal on our outstanding debt. The decrease in interest expense was offset by increased borrowings on our SBA loan and bridge loan borrowings from Aztore under a Note and Share Purchase Agreement entered into in March 2000.

     As of March 31, 2000, we had settled two debt obligations that were in default. The balance due on the Economic Development Commission note was $51,811 and was settled for $12,000, resulting in an extraordinary gain on debt extinguishment of $39,811 for the year ended March 31, 2000. A noteholder who was owed approximately $343,000, and who made a claim for $15,000,000 in damages against Dyna-Cam was settled for $193,603, resulting in an extraordinary gain on debt extinguishment of $149,868 for the year ended March 31, 2000. Both these amounts were paid subsequent to March 31, 2000 in full satisfaction of the claims.

     As a result of the above, our net loss for the fiscal year ended March 31, 2000 was $152,990, or $0.005 per share, compared to a net loss for the fiscal year ended March 31, 1999 of $202,052, or $0.007 per share.

LIQUIDITY AND CAPITAL RESOURCES

     DECEMBER 31, 2000 COMPARED TO DECEMBER 31, 1999. From inception through December 31, 2000, we have been a development stage company. No engines have been available for sale. Financing in the past has been from both equity and loan placements. As of December 31, 2000 cash and cash equivalents were $61,199, an increase of $26,654 from the total of $34,545 as of March 31, 2000. As of December 31, 1999 cash and cash equivalents were $7,796, a decrease of $46,574 from the total of $54,370 as of March 31, 1999.

     OPERATING ACTIVITIES. Our cash used in operating activities for the nine months ended December 31, 2000 was $359,931 compared to cash used in operating activities for the nine months ended December 31, 1999 of $185,023. For the nine months ended December 31, 2000, our operating activities were funded principally by equity financing obtained from our Series A Offering. For the nine months ended December 31, 1999, our operating activities were funded primarily by cash generated from our SBA loan.

     INVESTING ACTIVITIES. Cash used in investing activities was solely for the purchase of machinery and equipment. The cash used in investing activities for the nine months ended December 31, 2000 was $123,484 and the cash used in investing activities for the nine months ended December 31, 1999 was $139,717. Our most significant capital investment during the nine months ended December 31, 2000 was for a Cessna 337 Skymaster twin-engine airplane that we purchased in September 2000 for $80,320. Otherwise we had no significant expenditures on capital equipment during the nine months ending December 31, 2000. Most of the machinery and equipment acquired in the nine months ended December 31, 1999 was financed under new capitalized lease obligations totaling $106,186, which included $70,974 for a CNC lathe, options and accessories and $35,212 for a Victor lathe, mill, saw and accessories. Otherwise we had no significant expenditures on capital equipment during the nine months ending December 31, 1999.

     FINANCING ACTIVITIES. The net cash provided by financing activities was $510,069 for the nine months ended December 31, 2000. We obtained $1,050,000 ($849,362 net of placement fees) of new funding through December 31, 2000 from the Series A Offering. Fees, commissions and expenses incurred in connection with our Series A Offering are recorded as a reduction of paid-in-capital. In addition to supporting operations, these funds were utilized during the nine months ended December 31, 2000 for the repayment of $276,057 of debt obligations, a net repayment on the bridge loan of $75,000 and principal repayments on capitalized leases of $19,837. The net cash provided by financing activities for the nine months ended December 31, 1999 was $278,166, provided primarily from borrowings on a new SBA loan. In addition to supporting operations, these funds were partially used for the repayment of $15,576 of debt obligations and principal repayments on capitalized leases of $11,197.

     As of December 31, 2000, we had $61,199 of cash remaining from the Series A Offering. As of December 31, 2000, we had no credit facilities, such as a bank line of credit, and do not believe we would qualify for a conventional bank line of credit. We believe our best alternative for additional financing is through additional equity placements. In the event that investor interest in our equity placements declines substantially or ceases entirely, we will have to execute alternative capital plans or curtail our plan of operations.

     MARCH 31, 2000 COMPARED TO MARCH 31, 1999. From inception through March 31, 2000, we have been a development stage company. No engines have been available for sale. Financing in the past has been from both equity and loan placements. As of March 31, 2000 cash and cash equivalents were $34,545, a decrease of $19,825 from the total of $54,370 as of March 31, 1999. As of March 31, 1999 cash and cash equivalents were $54,370, a decrease of $8,297 from the total of $62,667 as of March 31, 1998.

     OPERATING ACTIVITIES. Our cash used in operating activities for the fiscal year ended March 31, 2000 was $209,317 compared to cash used in operating activities for the fiscal year ended March 31, 1999 of $36,633. As of March 31, 2000, we were operating principally on new cash generated from financing activities, principally borrowings on an SBA loan, and the first $75,000 advanced under a bridge loan financing from Aztore. As of March 31, 1999, we were operating principally on new cash generated from financing activities, principally borrowings from individuals and officers of Dyna-Cam.

     INVESTING ACTIVITIES. Cash used in investing activities was solely for the purchase of machinery and equipment. The cash used in investing activities for the fiscal year ended March 31, 2000 was $144,841 and the cash used in investing activities for the fiscal year ended March 31, 1999, was $89,984. Most of the machinery and equipment acquired in the fiscal year ended March 31, 2000 were primarily financed under new capitalized lease obligations totaling $106,186. The machinery and equipment financed under capitalized leases were $70,974 for a CNC lathe, options and accessories and $35,212 for a Victor lathe, mill, saw and accessories. As additional funds are available, we will acquire materials, components and additional tooling and equipment.

     FINANCING ACTIVITIES. The net cash provided by financing activities was $334,333 for the fiscal year ended March 31, 2000. We obtained approximately $405,000 of new funding, which included net draws of $210,000 on our SBA loan, borrowings of $30,000 from an individual, $90,000 from officers and new borrowings of $75,000 from Aztore. The Aztore bridge loan provided for advances up to $350,000. Subsequent to March 31, 2000, the balance of the bridge loan was reduced and later paid in full from funding raised in our Series A Offering. In addition to supporting operations, the new borrowings were utilized during the fiscal year ended March 31, 2000 for the repayment on our notes payable obligations of $53,205 and principal repayments on the capitalized leases of $17,803. As of March 31, 2000, although we were in default on two of our notes payable obligations, these notes were settled and the settlement amounts were paid subsequent to March 31, 2000 from borrowings. The net cash provided by financing activities for the fiscal year ended March 31, 1999 was $118,320. We borrowed approximately $115,000 from individuals and officers of Dyna-Cam and we sold $20,400 of common stock during the fiscal year ended March 31, 1999. In addition to supporting operations, these funds were partially used for the repayment of $5,579 of debt obligations and principal repayments on capitalized leases of $11,083.

     As of both March 31, 2000 and March 31, 1999, we had no credit facilities, such as bank line of credit, and do not believe we would qualify for a conventional bank line of credit.

     LINE OF CREDIT FACILITY. Subsequent to December 31, 2000, we obtained a secured line of credit (the "LOC") from Aztore as bridge loan funding. The LOC provides for borrowings of up to $400,000 and is secured by a lien on all assets. The LOC expires on October 31, 2001 unless certain operating goals are met, as defined in the LOC agreement. If the operating goals are met, the due date of the LOC is extended six months for no additional commitment or origination fee. If the operating goals are not achieved, the LOC may still be extended, subject to additional commitment and origination fees. Interest accrues and is payable monthly on advances under the LOC at 12% per annum. The LOC is convertible at Aztore's option into Series A Preferred stock at $1.00 per share. Draws under the LOC are based upon an agreed monthly budget. The LOC agreement includes customary loan covenants, including restrictions on management changes and information rights.

     DEBT STRUCTURE AS OF DECEMBER 31, 2000. As of December 31, 2000 our total liabilities exceeded our total assets by approximately $300,000. Our SBA loan balance outstanding was $307,737. The interest rate on this loan is at prime rate plus 2.75%. There is no additional borrowing capacity on this loan, which requires monthly payments of approximately $4,900. We also have an outstanding loan in the amount of $19,252 related to the purchase of a truck. This loan is guaranteed by Dennis C. Palmer, and carries a 12.90% interest rate. We borrowed $30,000 from an unaffiliated individual. This loan was outstanding as of December 31, 2000, bears interest at 12% and is due on demand. Between April 1999 and September 1999, we entered into certain long-term capitalized equipment lease obligations. The interest factors on these leases range from 10.18% to 24.53%. The lease obligations total $90,996 as of December 31, 2000 and require aggregate monthly payments of approximately $3,900. Because we have no cash flow from operations and until we commence sales of our engines, all payments on our debt obligations will be made from proceeds from our equity placements or the LOC borrowings.

PLAN OF OPERATIONS

     Our plan of operations anticipates that we produce up to five engines per month commencing in December 2001. We expect to remain at the five engine per month production level until we have completed the final analysis of our manufacturing and quality control processes and completed all operating, maintenance and overhaul manuals and documentation. We believe this will take until approximately June 30, 2002. At this point, we expect to increase production to as many as ten engines per month or more as needed to support anticipated sales. Our ability to produce engines at or beyond this level is currently limited by our facilities and equipment. See "Liquidity and Capital Resources" for additional discussion.

     By December 2001, we anticipate beginning to actively seek one or more major manufacturing sites or strategic partners to facilitate large-scale production. We believe we can contract with a major engine manufacturing plant to help fulfill any large engine production orders that are received during our initial years.

     Financing in the past has been from both equity and loan arrangements. During the nine months ended December 31, 2000, we operated solely on new equity financing obtained from our Series A Offering. Through December 31, 2000, we obtained $1,050,000 of new funding from the Series A Offering ($843,264, net of placement costs). Subsequent to December 31, 2000, we entered into a Secured Line of Credit facility ("LOC") with Aztore to provide up to $400,000 of additional funding until other equity placements occur. See "Liquidity and Capital Resources" for additional discussion.

     For the next nine months, through the end of our fiscal year on March 31, 2002, our anticipated total additional capital needs are estimated to be approximately $1,060,000. Of this total, $400,000 will be in research and development, $160,000 will be for capital equipment, $250,000 will be for general and administrative, $100,000 will be for sales and marketing and $150,000 will be for legal and professional. We are planning another equity placement to provide additional capital beyond the LOC and, if sufficient equity funding is raised, to pay back any loans outstanding under the LOC.

     RESEARCH AND DEVELOPMENT. We believe the cost of research and development activities through the end of our fiscal year on March 31, 2002 will be approximately $400,000, provided we receive adequate funding. We expect to add approximately four production employees between now and December 2001 to accommodate our anticipated production and sales plans. We anticipate that a total of nine machinists, production and assembly employees will be needed to produce ten engines per month. Assuming a total of nine new employees are added, the approximate cost for these employee additions is estimated to be less than $300,000. Until we commence selling engines, the cost of these employees will be charged to research and development. In December 2001, we expect to be an operating company with engines being manufactured and sold. At this time, the costs of these employees will be allocated to inventory and charged to costs of goods sold as appropriate. If we do not receive adequate funding, we will decrease our research and development expenditures to less than $100,000. Development of new engine types, with different horsepower, torque, fuel type, size used and other features, will require modifications or alterations in the engine design. These research and development activities may be delayed or suspended if adequate funding is not available.

     CAPITAL EQUIPMENT. Additional equipment will be needed to increase production from five engines per month to ten engines per month and for any additional higher monthly production volumes. Our estimated capital equipment expenditures through the end of our fiscal year on March 31, 2002 are estimated to be approximately $160,000. We intend to borrow $60,000 secured by our Cessna 337 airplane that we purchased in September 2000 to finance some of these capital equipment expenditures. In the near term, we expect to contract with third parties for certain parts production.

     GENERAL AND ADMINISTRATIVE. We anticipate that general and administrative expenses, which include officer and administrative salaries, travel, consulting, office supplies and repairs and maintenance expenditures, will be approximately $250,000 for the remainder of our fiscal year on March 31, 2002. This includes the salary of Jack E. Dahl, who was hired as our President on April 20, 2001. Mr. Dahl will be compensated at the rate of $5,000 per month for a minimum of 100 hours of service per month.

     SALES AND MARKETING. To promote the Dyna-Cam Engine, we believe it will be necessary to incur expenditures for trade show participation, demonstrations and exhibits, marketing materials, advertisements and promotional expenditures and additional Web site development. We anticipate that approximately $100,000 will be required for these sales and marketing activities through the end of our fiscal year on March 31, 2002. As additional markets develop for the Dyna-Cam Engine, sales and marketing expenditures will correspondingly increase.

     LEGAL AND PROFESSIONAL. We estimate costs of approximately $150,000 through the end of our fiscal year on March 31, 2002 for accounting, legal and business consulting expenses. These expenses include the services of Aztore, legal fees and costs related to SEC reporting and compliance requirements, auditor's fees for audit and reviews, and legal fees for expanded patent, trademark and intellectual property protection.

ITEM 3. DESCRIPTION OF PROPERTY

     We currently lease a 6,000 square foot facility adjacent to the Torrance Airport in Torrance, California, near Los Angeles. The term of the lease is month-to-month and the monthly rental payment is $2,800. This facility will be suitable in the early stages of production, but we may need additional space in the near term. We believe additional space will be available in or near our existing facility and we do not expect any difficulty finding larger and more suitable space as needed.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our common stock as of December 31, 2000 by the officers and directors and by persons holding more than 5% of our outstanding stock:

Name and Address                               Shares Held(1)     Percentage(1)
----------------                               --------------     -------------
Patricia J. Wilks (2)                            10,616,876           27.31%
23960 Madison Avenue
Torrance, California 90505

Dennis C. Palmer (2)                             10,096,887           25.97%
23960 Madison Avenue
Torrance, California 90505

Ambrose D. Hope                                     757,219            1.95%
23960 Madison Avenue
Torrance, California 90505

Michael S. Williams (3)                           5,727,686           14.73%
14647 S. 50th Street, Suite 130
Phoenix, AZ 85044-6464

Name and Address                               Shares Held(1)     Percentage(1)
----------------                               --------------     -------------
Claude Palmer                                     3,028,865            7.79%
23960 Madison Avenue
Torrance, California 90505

Jack E. Dahl                                             --               --
19801 Marilla Street
Chatsworth, CA 91311

Lanny R. Lang (3)                                 5,727,686           14.73%
14647 S. 50th Street, Suite 130
Phoenix, AZ 85044-6464

Aztore Holdings, Inc. (4)                         5,727,686           14.73%
14647 S. 50th Street, Suite 130
Phoenix, AZ 85044-6464

Chasseur Holdings, Inc.                           4,000,000           10.29%
14647 S. 50th Street, Suite 130
Phoenix, AZ 85044-6464

Total officers and directors as a group
(6 persons)                                      27,198,668           69.96%

----------
(1) Amounts and percentages based on a total of 38,876,232 "as converted" shares of common stock outstanding, including 35,014,635 shares of common stock issued and outstanding and 1,287,199 shares of Series A Preferred stock issued and outstanding, which convert into 3,861,597 shares of common stock. Amounts and percentages do not include the 4,000,000 unvested employee stock options issued and outstanding, held 2,000,000 each by Ms. Wilks and Mr. D. Palmer, nor the potential exercise of any of the common stock purchase warrants issued and outstanding.

(2) Excludes shares of common stock held by adult family members of Ms. Wilks, Mr. D. Palmer or Mr. C. Palmer not under their dispositive control.

(3) Amounts and percentages include 1,727,686 "as converted" shares of common stock held by Aztore and 4,000,000 shares of common stock held by Chasseur. Mr. Williams is the Chief Executive Officer and Chief Portfolio Officer and Mr. Lang is the Chief Financial Officer of Aztore and Chasseur. Mr. Williams and Mr. Lang are deemed through their direct and indirect ownership of Aztore and Chasseur to have voting control of all shares held by these companies. Mr. Williams and Mr. Lang disclaim any ownership other than as beneficially held through their direct and indirect ownership of Aztore and Chasseur.

(4) Amounts and percentages include 1,644,886 shares of common stock and 27,600 shares of Series A Preferred stock, which would convert into 82,800 shares of common stock. Also includes 4,000,000 shares of common stock held by Chasseur. Aztore owns controlling interest in Chasseur and is deemed through this ownership to have voting control of all shares held by Chasseur.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our executive officers, directors and key employees are:

           Name               Age                    Position
           ----               ---                    --------
     Patricia J. Wilks         57       Chairman of the Board

     Dennis C. Palmer          50       Executive Vice President, Chief
                                        Engineer, Treasurer and Director

     Ambrose Hope              71       Director of Research and Development
                                        and Director

     Michael S. Williams       54       Director

     Jack E. Dahl              68       President and Director

     Lanny R. Lang             43       Secretary

     PATRICIA J. WILKS. Ms. Wilks is Chairman of the board of Dyna-Cam since April 20, 2001. From March 31, 2001 to April 20, 2001, Ms. Wilks was President, following consummation of the DCEC California transaction. She had been the President of DCEC California since its incorporation in December 1993. Ms. Wilks co-founded the Palmer Group Partnership in 1987, which became DCEC California in 1993. Ms. Wilks was awarded the Entrepreneurial Seed Capital Loan Award from the Economic Development Corporation of Los Angeles County as a result of efforts with the Dyna-Cam Engine project. From 1970 to 1985, Ms. Wilks held positions at Rockwell International Space, Vomar Products, and Electronic Memories Systems and was involved in office management, engineering, sales, marketing and industrial development. Ms. Wilks is a licensed pilot and has had experience in the aircraft engine industry and the Dyna-Cam Engine project since 1980. Ms. Wilks graduated from California State University, Los Angeles in 1969 with a Bachelor of Arts degree in Art and Graphics Design.

     DENNIS C. PALMER. Mr. Palmer has been the Executive Vice President and Chief Engineer of Dyna-Cam since March 2000 following consummation of the DCEC California transaction. Mr. Palmer held these same positions with DCEC California since 1993. He, along with Ms. Wilks, co-founded DCEC California's predecessor, the Palmer Group Partnership in 1987. From 1987 until 1990, he was Sales Engineer for Petrolane (Propane Gas Systems) where he specialized in truck and automotive conversions from gas and diesel to propane fuel usage for reduced costs and emissions reduction. From 1985 until 1987, Mr. Palmer was a Territory Sales Manager for Detroit Diesel Engines, a major manufacturer and distributor of engines and engine parts. At Detroit Diesel, he set up dealerships, distributors and sold engines to trucking and bus companies on a direct basis. From 1973 to 1983, Mr. Palmer held engineering and technical sales positions with ITT and Plast-O-Matic and became Western Regional Manager for Hayward Industries, an industrial valve and piping company with responsibilities over eleven western states.

     Mr. Palmer was the developer of the designs for the most recent patent pending on the Dyna-Cam Engine. Mr. Palmer is a member of the Society of Automotive Engineers, an organization devoted to engine design and development. Mr. Palmer received a Bachelor of Science Degree in Mechanical Engineering from California Polytechnic University at Pomona in 1973 with an emphasis in internal combustion engines.

     Patricia J. Wilks and Dennis C. Palmer are brother and sister.

     AMBROSE D. HOPE. Mr. Hope has been a director of Dyna-Cam since March 2000 and a consultant with Dyna-Cam, DCEC California and its predecessors since 1987. Mr. Hope directed the installation of the Dyna-Cam Engine into an aircraft testbed. From 1990 to 1997, Mr. Hope managed the wind tunnel and space research and development model work for companies such as Boeing, McDonnell Douglas, Rockwell, Lockheed, LTV, Israel Aircraft, Convair and Ryan. From 1985 to 1990, he was employed by Spacecraft Machine Shop, an aerospace machine shop, as a quality control engineer. From 1974 to 1985, Mr. Hope was Supervisor of Research and Development at Rockwell International directing 150 technicians and machinists plus eight engineers. His main responsibilities were wind tunnel model design, development and fabrication. Projects he supervised included the models of the X-15, XB70 Delta Wing, T-39 Saberliner and the B1-A and B1-B, and space shuttle model design and testing.

     MICHAEL S. WILLIAMS. Mr. Williams was the President and a director of TSIH (prior to its name change to Dyna-Cam) from its incorporation in June 1999 until the DCEC California transaction, effective March 31, 2000 when he resigned as President. Prior to the acquisition of the DCEC California assets, TSIH had no significant assets, operations or liabilities. Mr. Williams continues to serve as a director of Dyna-Cam since March 2000. Since 1995, Mr. Williams has been the Chief Executive Officer and Chief Portfolio Officer of Aztore Holdings, Inc., a Phoenix, Arizona-based investment and management consulting company. He devotes full-time to Aztore's affairs and portfolio companies. Since 1999, Mr. Williams has also been the Chief Executive Officer and Chief Portfolio Officer of Chasseur Holdings, Inc., a company similar to Aztore. From November 1993 to December 1995, Mr. Williams formed and was a Managing Director of Bulldog Investment Company, L.L.C., a private investment company with a business plan similar to Aztore's. From November 1990 to November 1993, Mr. Williams was the sole principal in Bucher & Williams, a private investment and consulting company. Mr. Williams has an MBA degree in Strategic Planning and Corporate Finance from the Wharton Graduate School of the University of Pennsylvania in 1974 and a Bachelor of Arts degree in both History and Political Science from Pennsylvania State University in 1969.

     Mr. Williams holds various officer and director positions in the many of Aztore's portfolio companies, some of which are in extended financial condition which has included bankruptcy.

     JACK E. DAHL. Mr. Dahl has been President and Chief Operating Officer of Dyna-Cam since April 20, 2001. Mr Dahl has been a director of Dyna-Cam since November 3, 2000. Since 1994, Mr. Dahl served as the Chief Financial Officer and on the board of directors of Genetec Inc. an emerging power plant technology company. Between 1990 and April 2000, he worked with Veritec Inc., first as a consultant, and in October 1995 when Veritec was petitioned into an involuntary bankruptcy proceeding, he became Veritec's President and Chief Executive Officer. The bankruptcy proceeding was initially a Chapter 7 proceeding and was converted to Chapter 11 Bankruptcy in April 1996. Upon approval of a plan of reorganization for Veritec, Mr. Dahl continued as a financial consultant until April 2000 when he resigned. In October 1999, Veritec's final decree was granted closing the case. From 1984 to 1989, Mr. Dahl was the President, Chief Executive Officer and a director of U.S. Pump & Turbine Company. From 1980 to 1984, he was President and a director of Elixir Industries, Inc. Earlier in his career, Mr. Dahl served in executive officer and director positions with companies such as Energy Systems International, Inc., E&S Management Company, Carolina International, Inc., City Investing Company, Guerdon Industries, Inc., Alma Plastics Company, Lichter Duo Rest, R.C. Allen, Fleetwood Enterprises, Inc. and Arthur Andersen, Westbridge Research Products and Sytar International, Inc. Mr. Dahl received a BS degree in Accounting from the University of Utah.

     LANNY R. LANG. Mr. Lang has been a director and Secretary and Treasurer of TSIH (prior to its name change to Dyna-Cam) from its formation until the DCEC California transaction effective March 31, 2000 when he resigned as a director and Treasurer. Prior to the acquisition of the DCEC California assets, TSIH had no significant assets, operations or liabilities. Mr. Lang continues as Dyna-Cam's Secretary. Since 1995, Mr. Lang has been the Chief Financial Officer, Secretary and Treasurer of Aztore. He devotes full-time to Aztore's affairs and portfolio companies. Since 1999, Mr. Lang has also been the Chief Financial Officer, Secretary and Treasurer of Chasseur Holdings, Inc., a company similar to Aztore. From November 1991 to December 1995, Mr. Lang, along with Mr. Williams, formed and was a Managing Director of Bulldog Investment Company, LLC, a private investment company with a business plan similar to Aztore's. From November 1991 to November 1993, Mr. Lang was the sole principal of Lang Financial Services, Inc., a private investment and consulting company. From 1980 to 1985, Mr. Lang was employed in the Audit Department of Price Waterhouse in Minneapolis, Minnesota. Mr. Lang received a BA degree in Accounting from the University of Northern Iowa.

     Mr. Lang holds various officer and director positions in the many of Aztore's portfolio companies, some of which are in extended financial condition which has included bankruptcy.

ITEM 6. EXECUTIVE COMPENSATION

     The following table reflects all forms of compensation for the fiscal years ended March 31, 2000, 1999 and 1998 for the President and Executive Vice President/Chief Engineer. No other person received salary or bonus in excess of $100,000 for any of these fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                     Long Term
                                    Annual Compensation            Compensation
                              --------------------------------     -------------
    Name and                 Fiscal               Other Annual     Stock Options
Principal Position            Year     Salary     Compensation        (Shares)
------------------            ----     ------     ------------        --------
Patricia J. Wilks             2000         --       $25,000(2)      2,000,000(1)
                              1999         --       $30,639(3)             --
                              1998     $5,635            --                --

Dennis C. Palmer              2000         --       $27,500(2)      2,000,000(1)
                              1999         --       $30,639(3)             --
                              1998     $4,456            --                --

----------
(1) The options have not yet vested and have been allotted pursuant to an Option Plan with requisite vesting requirements to be achieved.

(2) Ms. Wilks and Mr. Palmer were issued 3,786,077 and 4,164,685 shares of common stock, respectively, to settle compensation claims. The shares were issued effective March 1, 2000 at a value of approximately $.0067 per share and a total of $52,500 was charged to compensation expense for the fiscal year ended March 31, 2000. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

(3) Ms. Wilks and Mr. Palmer were each issued 4,543,298 shares of common stock as compensation for guarantees and the pledge of personal collateral. The shares were issued effective December 9, 1998 at a value of approximately $.0067 per share and a total of $61,277 was charged to compensation expense for the fiscal year ended March 31, 1999. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

OPTION GRANTS

     The following table sets forth information regarding the grants of options to executive officers for the fiscal year ended March 31, 2000.

                        OPTION GRANTS IN FISCAL YEAR 2000

                          Shares        % of Total
                        Underlying        Options     Exercise     Expiration
      Name            Options Granted     Granted       Price         Date
      ----            ---------------     -------       -----         ----
Patricia J. Wilks        2,000,000          50%         $0.30     March 31, 2009
Dennis C. Palmer         2,000,000          50%         $0.30     March 31, 2009

OPTION EXERCISES AND VALUES

     The following table sets forth information regarding the exercise and values of options held by executive officers as of March 31, 2000.

                          AGGREGATE OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                     Value of
                                                   Number of        Unexercised
                                                  Unexercised      In-the-money
                                                   Options At       Options At
                                                 March 31, 2000   March 31, 2000
                         Shares                  --------------   --------------
                      Acquired On     Value      Exercisable/      Exercisable/
      Name              Exercise     Realized    Unexercisable     Unexercisable
      ----              --------     --------    -------------     -------------
Patricia J. Wilks           0            0        0/2,000,000          $0/$0
Dennis C. Palmer            0            0        0/2,000,000          $0/$0

EMPLOYMENT AGREEMENTS

     On March 31, 2000, we entered into five-year employment contracts with Patricia J. Wilks and Dennis C. Palmer. These employment contracts require exclusive service to Dyna-Cam in exchange for minimum annual salaries of $60,000 each during the term of the contracts. Upon termination for reasons other than for cause, Dyna-Cam is obligated for the balance due under the employment contracts payable over 12 months. The employment contracts provide for discretionary bonuses determined by the Board of Directors and contain customary non-compete covenants and intellectual property assignment provisions.

2000 EQUITY INCENTIVE PLAN

     We have an approved Equity Incentive Plan ("EIP") for our directors, officers, key employees and consultants originally covering 3,000,000 shares of our common stock. On March 3, 2000, the Board of Directors approved an increase in the shares covered under the EIP to 6,000,000 shares. This action was ratified by majority consent of our shareholders as permitted by Nevada law. On March 31, 2000, 4,000,000 options were granted with an exercise price of $.30, five-year equal year vesting on the anniversary of the grant date and expiring in accordance with the EIP or no later than nine years from date of grant. None of these options have currently vested.

     Options granted under the EIP may be either "INCENTIVE STOCK OPTIONS," as defined in Section 422A of the Internal Revenue Code, or "NONQUALIFIED STOCK OPTIONS," subject to Section 83 of the Internal Revenue Code, at the discretion of the Board of Directors and as reflected in the terms of the written option agreement. The option price may not be less than 100% (110% if the option is granted to an optionee who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the optioned common stock on the date the options are granted. Options become exercisable based on the discretion of the Board of Directors and must be exercised within ten years of the date of grant. The EIP expires June 14, 2009.

COMPENSATION OF DIRECTORS

     The present directors of Dyna-Cam are not compensated for their services as directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DCEC CALIFORNIA TRANSACTIONS

     The following transactions occurred prior to the acquisition of the assets and operations of our predecessor, DCEC California, by Dyna-Cam. The equity capital structure of DCEC California was not identical to our current equity capital structure. DCEC California had 39,118,800 shares outstanding. Upon liquidation of DCEC California, 30,000,000 shares of Dyna-Cam were distributed to its shareholders and all outstanding shares of DCEC California (including the shares described in this section below) were canceled. A person holding 1,000 shares of DCEC California received approximately 757 shares of Dyna-Cam. Because DCEC California is our predecessor, the following stock transactions are expressed in equivalent shares of Dyna-Cam under our current capital structure.

     A special meeting of the shareholders of DCEC California was held on July 12, 2000 to vote upon and ratify all the transactions discussed below as well as to approve and ratify the Asset Exchange Agreement pertaining to the acquisition of the DCEC California assets by Dyna-Cam. Notice and disclosure regarding all of the stock transactions was provided to the shareholders of DCEC California. Shareholders of DCEC California were entitled to assert dissenters' rights under California law. All matters submitted to the shareholders were ratified. No shareholder exercised dissenters' rights.

     SHARES ISSUED TO PRINCIPALS FOR GUARANTEES AND PLEDGE OF COLLATERAL. Effective December 9, 1998, DCEC California issued 10,222,420 shares of common stock to its principals who guaranteed the SBA Loan and a $100,000 lease obligation and pledged personal real estate as additional collateral on the SBA loan. Patricia J. Wilks and Dennis C. Palmer jointly and severally guaranteed the entire SBA loan and also agreed to jointly and severally guarantee additional equipment leases totaling more than $100,000. In addition, Ms. Wilks and Mr. Palmer, together with Claude Palmer, the brother of Ms. Wilks and Mr. Palmer, pledged real estate with an estimated value of $330,000 to secure the SBA loan. Of the total shares issued, 4,543,298 shares of common stock were issued to Ms. Wilks, 4,543,298 shares of common stock were issued to Mr. Dennis
C. Palmer and 1,135,824 shares of common stock were issued to Mr. Claude Palmer as compensation for these guarantees and the pledge of personal collateral. These shares were valued at approximately $0.0067 per share, for total consideration of $68,937. See "EXECUTIVE COMPENSATION."

     SHARES ISSUED FOR CONSULTING SERVICES RENDERED. Effective March 1, 2000, DCEC California issued 2,716,589 shares of common stock for past consulting services rendered. Of the total shares issued, 1,893,041 shares of common stock were issued to Claude Palmer and 757,216 shares to Ambrose Hope, currently a director of Dyna-Cam. The shares were issued in settlement of all claims for amounts due for services. Mr. Palmer has supplied services and equipment and Mr. Hope has supplied services to DCEC California since its inception for no remuneration. Mr. Hope was also responsible for research and development activities and the installation of the Dyna-Cam Engine in a plane and a boat. These shares were valued at approximately $0.0067 per share, for total consideration of $17,500.

     SHARES ISSUED TO PRINCIPALS TO SETTLE COMPENSATION CLAIMS. Under the Asset Exchange Agreement with TSIH, DCEC California was required to settle all claims for compensation of its principals, cancel any royalties due to the principals on the technology and obtain clear and unencumbered ownership of the intellectual property rights related to the Dyna-Cam Engine, including trade secrets, developments and inventions that may have been owned by the principals directly. Effective March 1, 2000, DCEC California issued 7,950,771 shares of common stock to its principals to settle these compensation claims. Of the total shares issued, 3,786,077 shares of common stock were issued to Patricia J. Wilks in settlement of accrued compensation and 4,164,685 shares of common stock were issued to Dennis C. Palmer in settlement of accrued compensation and for release of all claims related to the patent and technology. These shares were valued at approximately $0.0067, for total consideration of $52,500. See "EXECUTIVE COMPENSATION."

     SHARES ISSUED FOR BRIDGE LOAN COMMITMENT AND ORIGINATION FEE. In March 2000, Aztore entered into a Note and Share Purchase Agreement with DCEC California. Under this agreement, Aztore agreed to loan $350,000. Interest was at 12% and the loan was due on or before March 1, 2001. DCEC California issued 3,710,361 shares of common stock to Aztore as additional consideration for the loan. Of the 3,710,361 shares, 927,591 shares were distributed to persons participating in the loan with Aztore, 1,391,385 were distributed to Sunset Financial Services, Inc. as compensation in placing participations in the loan and Aztore retained 1,391,385 shares. These shares were valued at approximately $0.0067, for total consideration of $24,500.

DYNA-CAM TRANSACTIONS

     ASSET EXCHANGE AGREEMENT. Effective March 31, 2000, Dyna-Cam (formerly
TSIH) acquired all of the assets of DCEC California, subject to certain liabilities, in exchange for 30,000,000 shares of its common stock and 200,000 shares of its Series A Preferred stock. The shares were distributed in liquidation of DCEC California. Of the shares issued in the exchange and distributed, Patricia J. Wilks received 10,247,780 shares of common and 75,000 shares of Series A Preferred, Dennis C. Palmer received 10,096,771 shares of common, Ambrose Hope received 757,216 shares of common, Claude Palmer received 3,0280865 shares of common and Aztore received 1,391,385 shares of common. All of these shares were distributed in liquidation of DCEC California in cancellation of all outstanding DCEC California shares, including all shares issued as described above under "DCEC California Transactions."

     CAPITAL ADVISORY AND FINANCIAL CONSULTING SERVICES AGREEMENT. In connection with the closing of the Asset Exchange Agreement, Dyna-Cam entered into a Capital Advisory and Financial Consulting Services Agreement with Aztore. Under this agreement, Aztore is to receive a non-accountable expense reimbursement equal to one and one-half percent of the gross proceeds of certain placements, a fee of five percent of the proceeds from the exercise of any of our outstanding warrants and other customary fees for services in connection with merger, acquisition or other capital raising activities. Aztore is also to provide financial consulting services related to our financial reporting, internal accounting, capital raising and stock trading activities and was initially compensated at the rate of $150 per hour for the services of its personnel. The term of this agreement is for five years, extendable for one year periods thereafter. Through May 31, 2000, Aztore's aggregate fee under the hourly fee structure totaled $69,000. Aztore accepted 27,600 shares of Series A Preferred stock in lieu of $27,600 of fees and was issued a note payable for $41,400 for the balance owed. This note was paid in October 2000.

     Effective June 1, 2000, the agreement was amended to provide for a $15,000 fixed monthly fee payable to Aztore in lieu of hourly fees. As of December 31, 2000, the unpaid amount owed Aztore under this agreement was $83,625. A total of $174,000 of consulting fees were paid to Aztore for the nine months ended December 31, 2000.

     EXISTING SHAREHOLDERS RIGHTS AGREEMENT. In connection with the closing of the Asset Exchange Agreement, Dyna-Cam and its controlling shareholders entered into an Existing Shareholders Rights Agreement, wherein the shareholders of TSIH prior to the acquisition of the assets of DCEC California, including Chasseur Holdings, Inc., were granted anti-dilution and certain other rights. Under this agreement, if Dyna-Cam's total cumulative revenues through March 31, 2002 do not equal two times the liquidation value of the outstanding Series A Preferred stock, Aztore, as agent for these shareholders, will have the right to remove and appoint one member of the Board of Directors elected by the common stock shareholders. If total cumulative revenues earned by Dyna-Cam through March 31, 2003 do not equal six times the liquidation value of the outstanding Series A Preferred stock, Aztore will have the right to remove and appoint all members of the Board of Directors elected by the common shareholders.

ITEM 8. DESCRIPTION OF SECURITIES

     Dyna-Cam is authorized to issue up to 65,000,000 shares of $.001 par value common stock and up to 10,000,000 shares of $.001 par value preferred stock. Our Board of Directors has the right to designate the rights and preferences of any of the preferred shares to be issued by Dyna-Cam. The Board has currently designated the issuance of 6,000,000 shares of Series A Preferred stock of which 1,287,199 shares were outstanding as of December 31, 2000. We have 35,014,635 shares of common stock outstanding. We have outstanding 2,400,000 warrants exercisable at prices ranging from $2.00 to $6.00 per share and 315,000 warrants exercisable at $0.67 per share. We also have 4,000,000 employee stock options outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. In addition, the common stock holders may be paid dividends in such amounts as may be declared from time to time by the Board of Directors out of legally available funds. No dividends may be paid on the common stock until all accrued but unpaid dividends on the Series A Preferred stock have been paid. In the event of the dissolution, liquidation or winding up of Dyna-Cam, the holders of the common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the preference amount distributable to the holders of the Series A Preferred. All outstanding shares of common stock are fully paid and nonassessable.

     Except for any matters which may require a greater percentage vote for approval under applicable law, the holders of a majority of the outstanding common stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of our shareholders. Holders of shares of common stock are entitled to one vote per share on all matters submitted to the vote of shareholders. Except as to any matters which, under applicable law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the common stock present in person or by proxy at any meeting (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of directors.

     The holders of common stock do not have cumulative voting rights. Accordingly, subject to the rights of the holders of the Series A Preferred stock, discussed below, and any future preferred shares issued, the holders of more than half of the outstanding shares of common stock can elect all of the Directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of common stock would not be able to elect any directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of Directors.

PREFERRED STOCK

     Dyna-Cam is authorized to issue up to 10,000,000 shares of preferred stock, $.001 par value per share, of which 6,000,000 shares have been designated as Series A Preferred stock. The Board of Directors, without further shareholder approval, may from time to time designate one or more additional series and issue such shares for such consideration as the Board may determine. The Board of Directors has the authority, without shareholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of preferred stock issued in the future, which could adversely affect the voting power or other rights of the holders of the common stock. The Board's authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of Dyna-Cam.

SERIES A 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The Board of Directors has designated 6,000,000 shares of Dyna-Cam's authorized preferred stock as Series A 10% Cumulative Convertible Preferred Stock ("SERIES A PREFERRED"), 1,287,199 shares of Series A Preferred were issued and outstanding as of December 31, 2000.

     The Series A Preferred accrues dividends at the rate of $0.10 per share per annum (10% of the liquidation preference amount) on each January 1, April 1, July 1 and October 1. Dividends are pro rated for the period the shares are actually outstanding. Dividends are payable only as declared by the Board of Directors, are cumulative and only paid out of funds legally available for the payment of dividends. Accrued dividends are to be paid in shares of common stock upon conversion of the Series A Preferred into common stock at the conversion value then in effect for the Series A Preferred. The Series A Preferred has preference in payment of dividends over the common stock and any other series of preferred stock later designated.

     In the event of any liquidation, dissolution or winding up of Dyna-Cam, the holders of Series A Preferred are entitled to receive $1.00 per share, plus any accrued but unpaid dividends, before the holders of common stock receive any distributions. Dyna-Cam may not establish a series of preferred stock superior to the Series A Preferred. Upon liquidation, holders of the Series A Preferred will have the right to participate in such liquidation. The magnitude of such participation will depend on the net liquidation proceeds and will be no less than participation on an "AS CONVERTED" basis.

     Each share of Series A Preferred may be converted into three shares of common stock. Shares of the Series A Preferred may be converted at any time at the election of the holders. The Series A Preferred will automatically convert if there is a public market for the common stock and the price of such stock is at least three times the conversion price (I.E., $1.00) per common share for a period of 60 trading days. Any accumulated but unpaid dividends will also be automatically converted at the conversion price of the Series A Preferred.

     The holders of the Series A Preferred vote with the holders of the common stock on an "AS CONVERTED" basis, except as to changes in the terms of the Series A Preferred and for the election of directors. In either such event, holders of the Series A Preferred vote as a class. The holders of the Series A Preferred vote as a class to elect one less than the then current majority of directors. Currently Michael S. Williams is the only director in this position.

     The Series A Preferred may be called for redemption, on 20 days notice and subject to prior conversion, at any time. The Series A Preferred shares are redeemable at the election of Dyna-Cam at a price equal to the liquidation amount plus accrued dividends which must be paid in cash.

     Holders of the Series A Preferred are entitled to certain preemptive rights if any future offering of the common stock or equivalents is at a price less than the conversion price. The Series A Preferred has anti-dilution rights related to capital changes and in the event shares of common stock are issued at less than the Series A Preferred conversion price, initially $.3333 per common share.

     The holders of the Series A Preferred are entitled to vote by class and, within such class, are entitled to one vote per share on all matters submitted for action to such shareholders. The holders of the Series A Preferred may elect one less than a majority of the Board of Directors. The common shareholders elect the remaining members of the Board. There is no provision for cumulative voting rights with respect to the election of directors. Accordingly, the holders of more that 50% of each class of shares can, if they choose to do so, elect any director to be elected by the class.

WARRANTS AND OPTIONS

     A total of 4,000,000 employee stock options were outstanding as of December 31, 2000. Each option entitles the holder to purchase one share of common stock at $0.30 per share. None of the options are vested.

     Dyna-Cam had 2,400,000 common stock purchase warrants outstanding as of December 31, 2000. Of these common stock purchase warrants, 400,000 are designated Series A Warrants and 400,000 as Series B Warrants, which expire June 30, 2002 and allow the holder to purchase our common stock for $2.00 per share. We have also designated 400,000 Series C Warrants and 400,000 Series D Warrants, which expire June 30, 2002 and allow the holder to purchase one share of our common stock for $4.00. We also have designated 400,000 Series E Warrants and 400,000 Series F Warrants which, expire June 30, 2002 and allow the purchaser to purchase common stock for $6.00 per share. The Board of Directors have the right to extend the expiration date of all warrants in its sole discretion. All of the warrants described above may be redeemed at $0.0001 per warrant upon 20 days notice and subject to prior exercise within such period.

     We had 315,000 additional warrants outstanding as of December 31, 2000, each entitling the holder to purchase shares of common stock at $0.67 per share. These options were issued as compensation to the placement agent in connection with a placement of our Series A Preferred.

TRANSFER AGENT AND REGISTRAR

     We have contracted with Computershare Investor Services, 12039 West Alameda Parkway, Suite Z-2, Lakewood, CO 80228 to act as our common stock transfer agent and warrant agent for our Series A to F Warrants. The transfer agent's telephone number is (303) 986-5400.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     MARKETS. Our common stock is not yet traded on any established market or exchange. A market maker has applied with the NASD for qualifications to trade our stock in the over the counter market. This market maker has indicated its willingness to apply to list our stock on the OTC while we meet the listing criteria for the OTC Bulletin Board. We cannot guarantee that our stock will be qualified for over the counter trading or meet the criteria for listing in the OTC Bulletin Board, or if successful in becoming listed, that a market for our common stock will develop.

     SHAREHOLDERS. At December 31, 2000, there were approximately 230 shareholders of Dyna-Cam.

     DIVIDENDS. We have never declared or paid a dividend on our common stock, and we do not intend to pay dividends in the foreseeable future. We are required to accrue $0.10 per share cumulative annual dividend for each share of Series A Preferred stock outstanding. This dividend is payable only when declared by the Board of Directors, and must be paid before any dividends on common stock.

     PENNY STOCK REGULATION. Broker-dealer practices in connection with transactions in "PENNY STOCKS" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange/system or sold to other than established customers or accredited investors.

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our securities become subject to the penny stock rules, investors may find it more difficult to sell their securities.

ITEM 2. LEGAL PROCEEDINGS

     We are not involved in any litigation, nor are we aware of any potential or threatened litigation, or any asserted claims that may result in litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

ISSUANCES BY DCEC CALIFORNIA

     The following describes issuances of unregistered securities by DCEC California from April 1998 through March 1999. The share numbers are stated in equivalent Dyna-Cam shares or the number of shares of Dyna-Cam distributed upon liquidation of DCEC California to the holders of the DCEC California shares actually received in the transaction described. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - DCEC California Transactions" above.

     From December 1997 through October 1998 DCEC California issued 10,374 shares of its common stock to seven investors in exchange for $27,400 ($2.64 per share). The shares were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act.

     Effective December 9, 1998, DCEC California issued shares of common stock to Patricia J. Wilks and Dennis C. Palmer as consideration for their personal guarantee of an SBA loan. A total of 10,222,420 shares were issued and were valued at approximately $0.0067 per share for total consideration of $68,937. See "CERTAIN RELATIONSHIPS AND TRANSACTIONS" above. The shares were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act.

     Effective March 1, 2000, DCEC California issued shares of common stock to Claude Palmer and Ambrose Hope in settlement of accrued amounts owed for consulting services. Mr. Palmer is the brother of Dennis C. Palmer and Patricia
J. Wilks and Mr. Hope is currently a director of Dyna-Cam. A total of 2,716,589 shares were issued and were valued at approximately $0.0067 for total consideration of $17,500. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" above. The shares were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act.

     Effective March 1, 2000, DCEC California issued shares of common stock to Patricia J. Wilks and Dennis C. Palmer in settlement of accrued compensation and claims related to the Dyna-Cam patent and technology. A total of 7,950,771 shares were issued and were valued at approximately $0.0067 for total consideration of $52,500. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" above. The shares were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act.

     In March 2000, DCEC California issued shares of common stock to Aztore Holdings, Inc. as additional consideration for the bridge loan. A total of 3,710,361 shares were issued and were valued at approximately $0.0067 for total consideration of $24,500. Of these shares, 927,591 were distributed to persons participating in the loan, 1,391,385 were distributed to Sunset Financial Services, Inc. and 1,391,385 were retained by Aztore. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" above. The shares were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act.

ISSUANCES BY DYNA-CAM

     In November 1999, TSIH (prior to its name change to Dyna-Cam) issued 2,400,000 common stock purchase warrants under TSI's Plan of Reorganization. At such time, TSIH was wholly owned by TSI. The common stock purchase warrants were issued in six series, each series comprising 400,000 warrants. The Series A Warrants and Series B Warrants expire June 30, 2002 and allow the holder to purchase common stock at $2.00 per share. The Series C Warrants and Series D Warrants expire June 30, 2002 and allow the holder of each warrant to purchase one share of common stock for $4.00. The Series E Warrants and Series F Warrants expire June 30, 2002 and allow the holder to purchase common stock at $6.00. The common stock and warrants were issued to the creditors of TSI as consideration for their claims in the bankruptcy proceeding. The shares and warrants were issued under the exemption from registration provided by Section 1145 of the Bankruptcy Code.

     Effective March 31, 2000, Dyna-Cam issued 30,000,000 shares of common stock and 200,000 shares of its Series A Preferred Stock pursuant to an Asset Exchange Agreement to which it acquired all of the assets of DCEC California. The shares were valued at $0.0067 and the Series A Preferred shares were valued at $1.00 for total consideration of approximately $400,000. The shares issued to DCEC California were distributed to its shareholders upon the liquidation of DCEC California. The shares were issued by Dyna-Cam in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

     In June 2000, Dyna-Cam issued 37,199 shares of Series A Preferred stock to unrelated parties in cancellation of debt and for services performed totaling $37,199. These shares were issued in reliance upon the exemption from registration as provided under Section 4(2) of the Securities Act.

     Through December 31, 2000, Dyna-Cam issued 1,050,000 shares of Series A Preferred stock for $1,050,000 cash in private placements. Related to these placements, Dyna-Cam also issued warrants to purchase 315,000 shares of our common stock at $0.67 per share to Sunset Financial Services, Inc., the selling agent, as additional compensation. Offering related expenses totaling $206,736 were recorded as an offset against additional paid-in-capital in the financial statements included in this Form 10-SB/A. The Series A Preferred shares were issued in reliance on Rule 506 of Regulation D and the selling agent warrants were issued in reliance on Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation and bylaws require us to indemnify our officers and directors against claims resulting from their association with us to the fullest extent of Nevada law. Under Nevada law, the personal liability of our directors and officers for losses resulting from any breach of their duty of care is eliminated. These provisions do not limit equitable remedies, nor do they eliminate directors' and officers' liability for intentional misconduct, fraud or other illegal activities.

     Nevada law allows a corporation to eliminate or limit personal liability of members of its board of directors for violations of their fiduciary duties. However, Nevada law does not allow the elimination of a director's liability for transactions resulting in improper personal gains, or for illegal payments. Equitable remedies for breach of fiduciary duty, such as an injunction or rescission, are also still available.

     We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and therefore unenforceable.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Public Accountants                                      42

Balance Sheets as of March 31, 2000 and December 31, 2000                     43

Statements of Operations for the years ended March 31, 1999 and 2000, for the period from inception to March 31, 2000, and for the nine
  months ended December 31, 1999 and 2000                                     44

Statement of Stockholders' Equity (Deficit) for the years ended
  March 31, 1999 and 2000, and for the nine months ended
  December 31, 1999 and 2000                                                  45

Statements of Cash Flows for the years ended March 31, 1999 and 2000, for the period from inception to March 31, 2000, and for the nine
  months ended December 31, 1999 and 2000                                     47

Notes to the Financial Statements                                             49

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Dyna-Cam Engine Corporation (formerly TSI Handling, Inc.)

     We have audited the accompanying balance sheet of Dyna-Cam Engine Corporation (formerly TSI Handling, Inc.), a development stage company, as of March 31, 2000 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dyna-Cam Engine Corporation (formerly TSI Handling, Inc.) as of March 31, 2000 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2000, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses for the years ended March 31, 2000 and 1999 and has negative working capital of $228,687 as of March 31, 2000. In addition, the Company has not yet obtained capital needed to achieve management's plans and support its operations and there is no assurance that the Company will be able to raise such financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


/s/ KING, WEBER & ASSOCIATES, P.C.

Tempe, Arizona
August 25, 2000

                           DYNA-CAM ENGINE CORPORATION

                                 BALANCE SHEETS
                          (A DEVELOPMENT STAGE COMPANY)

                                                                                 March 31,          Dec. 31,
                                                                                   2000               2000
                                                                               -----------        -----------
                                                                                                  (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                                    $    34,545        $    61,199
  Inventory                                                                        103,425            180,512
  Deferred financing costs                                                          24,500                 --
                                                                               -----------        -----------
      Total current assets                                                         162,470            241,711

Machinery and equipment, net                                                       315,456            380,343
Patents and intellectual property rights                                                --                 --
                                                                               -----------        -----------
                                                                               $   477,926        $   622,054
                                                                               ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                                             $    13,694        $    21,234
  Due to related party                                                                  --             83,625
  Accrued interest                                                                   2,764                 --
  Customer deposits                                                                 15,000             15,000
  Bridge loan                                                                       75,000                 --
  Short-term borrowings                                                            235,603             30,000
  Current portion of long-term debt and capitalized lease obligations               49,096             56,708
                                                                               -----------        -----------
      Total current liabilities                                                    391,157            206,567

Long-term debt, less current portion                                               304,406            299,732
Capitalized lease obligations, less current portion                                 81,775             61,545
Commitments and contingencies                                                           --                 --
                                                                               -----------        -----------
      Total liabilities                                                            777,338            567,844

Stockholders' equity (deficit):
  Preferred stock - Series A; $1.00 liquidation value, authorized
   6,000,000 shares, 200,000 and 1,287,199 shares issued and outstanding           200,000          1,287,199
  Preferred stock; $.001 par value, undesignated, authorized 4,000,000
   shares, no shares issued and outstanding                                             --                 --
  Common stock; $.001 par value, authorized 65,000,000 shares, 35,014,635
   shares issued and outstanding                                                    35,015             35,015
  Additional paid in capital                                                       759,829            553,093
  Accumulated deficit                                                           (1,294,256)        (1,821,097)
                                                                               -----------        -----------
      Total stockholders' equity (deficit)                                        (299,412)            54,210
                                                                               -----------        -----------
                                                                               $   477,926        $   622,054
                                                                               ===========        ===========

      The accompanying notes are an integral part of these balance sheets.

                           DYNA-CAM ENGINE CORPORATION

                            STATEMENTS OF OPERATIONS
                          (A DEVELOPMENT STAGE COMPANY)

                                           Fiscal years ended March 31,    Inception to     Nine months ended Dec. 31,
                                           ----------------------------      March 31,     ----------------------------
                                               1999            2000            2000            1999            2000
                                           ------------    ------------    ------------    ------------    ------------
                                                                           (unaudited)                      (unaudited)
REVENUES:                                  $         --    $         --    $         --    $         --    $         --
                                           ------------    ------------    ------------    ------------    ------------
OPERATING EXPENSES:
  Research and development                       42,067          63,892         431,372          19,356          58,133
  General and administrative                     99,807         113,506         778,893          63,277         122,403
  Legal and professional fees                    12,768          49,899         143,941          46,216         234,600
  Depreciation and amortization                  32,639          65,106         169,994          35,900          58,596
                                           ------------    ------------    ------------    ------------    ------------
      Total operating expenses                  187,281         292,403       1,524,200         164,749         473,732
                                           ------------    ------------    ------------    ------------    ------------

LOSS FROM OPERATIONS                           (187,281)       (292,403)     (1,524,200)       (164,749)       (473,732)
                                           ------------    ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE):
  Interest expense                              (63,899)        (50,636)       (342,685)        (42,126)        (58,947)
  Interest income                                    --             370          14,525             510           2,213
  Grant income                                       --              --         442,295              --              --
  Other income (expense)                         49,128              --         (73,870)          1,366           3,625
                                           ------------    ------------    ------------    ------------    ------------
      Total other inc. (expense)                (14,771)        (50,266)         40,265         (40,250)        (53,109)
                                           ------------    ------------    ------------    ------------    ------------

LOSS BEFORE EXTRAORDINARY ITEM                 (202,052)       (342,669)     (1,483,935)       (204,999)       (526,841)

EXTRAORDINARY ITEM:
  Debt forgiveness income, no
    income tax effect                                --         189,679         189,679              --              --
                                           ------------    ------------    ------------    ------------    ------------

NET LOSS                                   $   (202,052)   $   (152,990)   $ (1,294,256)   $   (204,999)   $   (526,841)
                                           ============    ============    ============    ============    ============
NET LOSS PER COMMON SHARE:
  Basic: Before Extraordinary Item         $     (0.007)   $     (0.010)   $     (0.049)   $     (0.007)   $    (0.0154)
         Extraordinary Item                          --           0.005           0.006              --              --
                                           ------------    ------------    ------------    ------------    ------------
             Total Basic                   $     (0.007)   $     (0.005)   $     (0.043)   $     (0.007)   $    (0.0154)
                                           ============    ============    ============    ============    ============

  Diluted: Before Extraord. Item           $     (0.007)   $     (0.010)   $     (0.049)   $     (0.007)   $    (0.0154)
           Extraordinary Item                        --           0.005           0.006              --              --
                                           ------------    ------------    ------------    ------------    ------------
             Total Diluted                 $     (0.007)   $     (0.005)   $     (0.043)   $     (0.007)   $    (0.0154)
                                           ============    ============    ============    ============    ============
WEIGHTED AVG. COMMON SHARES OUTSTANDING:
  Basic                                      30,000,000      34,596,752      30,002,316      30,000,000      35,014,635
                                           ============    ============    ============    ============    ============
  Diluted                                    30,000,000      34,596,752      30,002,316      30,000,000      35,014,635
                                           ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                           DYNA-CAM ENGINE CORPORATION

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                          (A DEVELOPMENT STAGE COMPANY)

     For the fiscal years ended March 31, 1999 and 2000 and for the nine months ended December 31, 2000

                                                                                                                        Total
                                                                                                                        Stock-
                                          Series A Preferred Stock    Common Stock          Additional    Accum-        holders'
                                          ------------------------  -------------------      Paid-in      ulated        Equity
                                             Number      Amount      Shares        Amount    Capital      Deficit      (Deficit)
                                             ------      ------      ------        ------    -------      -------      ---------
December 17, 1993 (date of inception),
 initial capitalization by founders              --    $     --     30,000,000    $30,000    $ (2,718)   $        --    $  27,282

Shares issued under Regulation A Offering        --          --         43,161         43      94,957             --       95,000
Shares issued for cash to an individual          --          --      1,266,823      1,267     298,733             --      300,000
Shares issued for services rendered              --          --          2,272          2         998             --        1,000
Shares issued under Private Placement            --          --         54,898         55     140,945             --      141,000
Shares issued for cash to an individual          --          --        236,259        236      14,764             --       15,000
Shares issued under Private Placement            --          --          2,650          3       6,997             --        7,000
Net loss                                         --          --             --         --          --       (939,214)    (939,214)
                                            -------    --------     ----------    -------    --------    -----------    ---------
Balance, March 31, 1998                          --          --     31,606,063     31,606     554,676       (939,214)    (352,932)

Shares issued under Private Placement            --          --          7,724          8      20,392             --       20,400
Shares issued to principals for
 guarantees and pledge of collateral             --          --     10,222,420     10,222      58,715             --       68,937
Net loss                                         --          --             --         --          --       (202,052)    (202,052)
                                            -------    --------     ----------    -------    --------    -----------    ---------
Balance, March 31, 1999                          --          --     41,836,207     41,836     633,783     (1,141,266)    (465,647)

Shares issued for consulting services
 rendered                                        --          --      2,716,589      2,717      14,783             --       17,500
Shares issued to principals to settle
 compensation claims                             --          --      7,950,771      7,951      44,549             --       52,500
Shares issued for bridge loan
 commitment and origination fee                  --          --      3,710,361      3,710      20,790             --       24,500
Preferred stock issued to settle debt       200,000     200,000             --         --      24,725             --      224,725

                                   -continued-

                           DYNA-CAM ENGINE CORPORATION

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                          (A DEVELOPMENT STAGE COMPANY)

     For the fiscal years ended March 31, 1999 and 2000 and for the nine months ended December 31, 2000

                                                                                                                      Total
                                                                                                                      Stock-
                                      Series A Preferred Stock         Common Stock        Additional    Accum-       holders'
                                      -----------------------    ---------------------     Paid-in      ulated        Equity
                                         Number       Amount      Shares        Amount     Capital      Deficit      (Deficit)
                                         ------       ------      ------        ------     -------      -------      ---------

Recapitalization as a result of
 Reverse Acquisition                           --           --   (21,199,293)    (21,199)     21,199            --           --
Net loss                                       --           --            --          --          --      (152,990)    (152,990)
                                       ----------  -----------   -----------   ---------   ---------   -----------    ---------
Balance, March 31, 2000                   200,000      200,000    35,014,635      35,015     759,829    (1,294,256)    (299,412)

Preferred stock issued for cash         1,050,000    1,050,000            --          --    (206,736)           --      843,264

Preferred stock issued for services
 rendered                                  31,100       31,100            --          --          --            --       31,100
Preferred stock issued to settle debt       6,099        6,099            --          --          --            --        6,099
Net loss                                       --           --            --          --          --      (526,841)    (526,841)
                                       ----------  -----------   -----------   ---------   ---------   -----------    ---------
Balance, December 31, 2000
  (unaudited)                           1,287,199  $ 1,287,199    35,014,635   $  35,015   $ 553,093   $(1,821,097)   $  54,210
                                       ==========  ===========   ===========   =========   =========   ===========    =========

   The accompanying notes are an integral part to these financial statements.

                           DYNA-CAM ENGINE CORPORATION

                            STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)

                                                          Fiscal years                                  Nine months
                                                         ended March 31,         Inception to          ended Dec. 31,
                                                      -----------------------      March 31,      -----------------------
                                                        1999           2000          2000            1999          2000
                                                      ---------     ---------     -----------     ---------     ---------
                                                                                  (unaudited)           (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                             $(202,052)    $(152,990)    $(1,294,256)    $(204,999)    $(526,841)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Gain on debt extinguishment                                --      (189,679)       (189,679)           --            --
  Depreciation and amortization                          42,915        65,106         180,014        35,900        58,596
  Common stock issued for services rendered                  --        17,500          18,500            --            --
  Common stock issued for guarantees and pledge
   of collateral                                         68,937            --          68,937            --            --
  Common stock issued for compensation claims                --        52,500          52,500            --            --
  Preferred stock issued for services rendered               --            --              --            --        31,100
  Note payable issued for services rendered                  --            --              --            --        41,400
  Changes in assets and liabilities-
   (Increase) decrease in inventories                    31,618       (46,682)       (103,425)      (47,776)      (77,087)
   Decrease in deferred financing costs                      --            --              --            --        23,598
   (Increase) decrease in prepaid expenses                  856         3,653              --          (965)           --
   Increase in accounts payable                           7,457         5,720          13,694        17,405        92,067
   Increase (decrease) in customer deposits              (5,000)       10,000          15,000        10,090            --
   Increase (decrease) in accrued interest payable       18,636        25,555           2,764         5,322        (2,764)
                                                      ---------     ---------     -----------     ---------     ---------
        Net cash used in operating activities           (36,633)     (209,317)     (1,235,951)     (185,023)     (359,931)
                                                      ---------     ---------     -----------     ---------     ---------

                                   -CONTINUED-

                           DYNA-CAM ENGINE CORPORATION

                            STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)
                                   (CONTINUED)

                                                             Fiscal years                                Nine months
                                                            ended March 31,        Inception to         ended Dec. 31,
                                                       -----------------------       March 31,     -----------------------
                                                         1999           2000           2000           1999          2000
                                                       ---------     ---------      -----------    ---------     ---------
                                                                                   (unaudited)          (unaudited)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of machinery and equipment                     (89,984)     (144,841)       (347,318)     (139,717)     (123,484)
                                                       ---------     ---------     -----------     ---------     ---------
        Net cash used in investing activities            (89,984)     (144,841)       (347,318)     (139,717)     (123,484)
                                                       ---------     ---------     -----------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of preferred stock, net of placement fees           --            --              --            --       849,362
 Issuance of common stock                                 20,400            --         605,682            --            --
 Borrowings on notes payable                             114,582       330,341       1,100,636       304,939        31,600
 Proceeds from bridge loan                                    --        75,000          75,000            --       275,000
 Payments on bridge loan                                      --            --              --            --      (350,000)
 Principal repayments on capitalized leases              (11,083)      (17,803)        (37,318)      (11,197)      (19,836)
 Repayments on notes payable                              (5,579)      (53,205)       (126,186)      (15,576)     (276,057)
                                                       ---------     ---------     -----------     ---------     ---------
        Net cash provided by financing activities        118,320       334,333       1,617,814       278,166       510,069
                                                       ---------     ---------     -----------     ---------     ---------

NET (DECREASE) INCREASE IN CASH                           (8,297)      (19,825)         34,545       (46,574)       26,654
 CASH, beginning of period                                62,667        54,370              --        54,370        34,545
                                                       ---------     ---------     -----------     ---------     ---------
 CASH, end of period                                   $  54,370     $  34,545     $    34,545     $   7,796     $  61,199
                                                       =========     =========     ===========     =========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                               $  22,237     $  18,890     $    48,960     $  46,804     $  61,711
                                                       =========     =========     ===========     =========     =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCIAL ACTIVITIES:
 Preferred stock issued for services rendered          $      --     $ 224,725     $   224,725     $      --     $  37,699
                                                       =========     =========     ===========     =========     =========
  Note payable issued for services rendered            $      --     $      --     $        --     $      --     $  41,400
                                                       =========     =========     ===========     =========     =========
  Machinery and equipment acquired under capitalized
   leases                                              $      --     $ 106,186     $   148,151     $ 106,186     $      --
                                                       =========     =========     ===========     =========     =========
  Common stock issued for bridge loan fees             $      --     $  24,500     $    24,500     $      --     $      --
                                                       =========     =========     ===========     =========     =========

   The accompanying notes are an integral part of these financial statements.

                           DYNA-CAM ENGINE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                          (A DEVELOPMENT STAGE COMPANY)

                                 MARCH 31, 2000

(1)  ORGANIZATION AND OPERATIONS

HISTORY AND ORGANIZATION

Dyna-Cam Engine Corporation was incorporated in the State of California in 1993 originally as Dyna-Cam Aero Engine Corporation ("DCEC CALIFORNIA"). On March 31, 2000, TSI Handling, Inc., a Nevada corporation ("TSIH"), acquired all of the operating assets and substantially all of the liabilities of DCEC California for 30,000,000 shares of TSIH common stock and 200,000 shares of Preferred stock. TSIH was a non-trading public company in the business of integrated circuit handling technologies. TSIH divested the net assets related to its old business. Immediately following the transaction, the stockholders of DCEC California held approximately 85.7% of the outstanding shares of common stock of TSIH.

For accounting purposes, the acquisition has been treated as a recapitalization of DCEC California with DCEC California as the acquirer (the "REVERSE ACQUISITION"). Accordingly, the historical financial statements have been restated after giving effect to the March 31, 2000 acquisition of DCEC California. The financial statements have been prepared to give retroactive effect of the Reverse Acquisition completed on March 31, 2000 and to represent the operations of DCEC California. Consistent with Reverse Acquisition accounting, (i) all of DCEC California's assets, liabilities and accumulated deficit are reflected at their combined historical cost (as the accounting acquirer) and (ii) the preexisting outstanding shares of TSIH (the accounting acquiree) are reflected at their net asset value which was not material. Because this is a reverse acquisition for accounting purposes, the transaction is treated as the purchase of TSIH by DCEC California and reflects the issuance of shares by DCEC California for the net assets of TSIH. TSIH had no significant operations, assets or liabilities prior to its transaction with DCEC California. TSIH subsequently amended its Articles of Incorporation to change its name to Dyna-Cam Engine Corporation (hereinafter collectively, the "COMPANY").

NATURE OF BUSINESS

The Company is developing a unique axial cam-drive, free piston, internal combustion engine. Prior to incorporation, the principals of the Company conducted research and development of the Dyna-Cam Engine and built and tested several prototypes. The Company just recently completed the final manufacturing plan for producing its first production engine. The Company intends to manufacture, market and sell the Dyna-Cam Engine, initially targeting the kitbuilt aircraft market. The Company plans to develop other models and sizes of the Dyna-Cam Engine and hopes to target other markets and industries in the future.

GOING CONCERN

The Company faces many operating and industry challenges. There is no meaningful operating history to evaluate the Company's prospects for successful operations. The Company is doing business in a highly competitive industry and has incurred operating losses and has had negative cash flow since incorporation in 1993. Future losses for the Company are anticipated and the proposed plan of operations, even if successful, may not result in cash flow sufficient to finance the continued expansion of its business. The Company's success is also dependent on several key employees.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed, the Company has incurred losses since 1993 and has not yet obtained capital needed to achieve management's plans and support its operations and there is no assurance that the Company will be able to raise such financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. In view of these matters, realization of a major portion of the assets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements and the success of its future operations. The financial statements do not include any adjustments that might result from this uncertainty.

MANAGEMENT'S PLANS

During early 2000, management of DCEC California commenced aggressive restructuring plans to address its liquidity problems. On March 1, 2000, pursuant to a Note and Share Purchase Agreement with Aztore Holdings, Inc., a Phoenix, Arizona-based investment and consulting company ("AZTORE"), Aztore firmly committed to lend DCEC California $350,000. The purpose of this loan was to provide working capital to allow DCEC California to continue operations, to pay off a note payable in default at March 31, 2000 and to consummate the Reverse Acquisition.

Following the Reverse Acquisition, to obtain the capital for the acquisition of materials, components and additional tooling and the working capital necessary to assemble and manufacture the initial production Dyna-Cam Engines, the Company is attempting to raise up to $5,000,000 of funding pursuant to a Private Placement Memorandum (the "OFFERING"). The Offering is for up to 5,000,000 shares of Series A 10% Cumulative Convertible Preferred Stock at $1.00 per share (the "SERIES A PREFERRED"), with each share convertible into three shares of the Company's common stock (see Note 9). All shares of Series A Preferred stock will be newly issued and are being sold by the Company solely to "ACCREDITED INVESTORS" as defined in Rule 501(a) of Regulation D as promulgated under the Securities Act of 1933. In addition, the proceeds will be used for implementation of sales, marketing and promotional activities. The Company believes its capital restructuring, the bridge loan and the Offering will allow it to obtain sufficient capital for operations and to continue as a going concern.

In connection with the Offering, the Company has entered into a Selling Agreement with Sunset Financial Services, Inc. ("SUNSET") which provides for a 10% commission on funds raised under the Offering and a 1 1/2% non-accountable expense allowance. Sunset is also granted warrants to purchase additional shares of common stock pro rata as closings occur (see Note 11). On July 27, 2000, the Company obtained $400,000 of new funding under this Offering (see Note 15).

(2)  SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity of six months or less when purchased.

MACHINERY AND EQUIPMENT

Machinery and equipment is stated at cost. Depreciation is being provided using the straight-line method over the estimated useful lives of five to seven years. Maintenance, repairs and renewals, which do not materially add to the value of an asset or appreciably prolong its life, are charged to expense. Machinery under capital leases is amortized over the lease terms.

INVENTORIES

Inventory consists primarily of raw materials, purchased parts and labor to modify parts all used in the manufacturing of engines. The Company records its inventory at the lower of cost (first-in, first-out) or market.

                                                     March 31,        Dec. 31,
                                                       2000             2000
                                                     --------         --------
                                                                     (unaudited)

Raw materials and supplies                           $ 84,101         $140,756
Work in process                                        19,324           39,756
                                                     --------         --------
                                                     $103,425         $180,512
                                                     ========         ========

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK BASED COMPENSATION

The Company applies the provisions of Accounting Principles Board Opinion ("APB") No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and provides the pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and subsequent years as if the fair-value-based method defined in Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, had been applied. In accordance with APB No. 25, compensation expense is recorded on the date an option is granted only if the current market price of the underlying stock exceeds the exercise price (see Note 10).

LOSS PER COMMON SHARE

The Company has adopted SFAS No. 128, EARNINGS PER SHARE, which supercedes APB No. 15 as the new authoritative guidance. The new statement modifies the calculations of primary and fully diluted earnings per share ("EPS") and replaces them with basic and diluted EPS. Basic EPS differs from primary EPS calculation in that basic EPS does not include any potentially dilutive securities. Diluted EPS must be disclosed regardless of dilutive impact to basic EPS. The outstanding Series A Preferred stock, which is convertible into 600,000 shares of common stock (see Note 9), was not considered in the calculation of diluted EPS for the year ended March 31, 2000 because the effect of its inclusion would be antidilutive. There were no dividends declared on the Series A Preferred stock for the year ended March 31, 2000. Also, stock options outstanding to purchase 4,000,000 shares of common stock (see Note 10) and warrants outstanding to purchase 2,400,000 shares of common stock (see Note 11) were not considered in the calculation of diluted EPS for the year ended March 31, 2000 because the effect of their inclusion would be antidilutive.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that such portion of the deferred tax asset will not be realized.

There is no significant income tax effect reflected in the accompanying financial statements. The Reverse Acquisition was effective on March 31, 2000, the last day of the Company's fiscal year. The transaction was effected as an asset purchase. However, the transaction was determined to be the type of reorganization for which any tax effect of the historical operations of DCEC California, including the tax benefit of net operating loss carryforwards will transfer to the new entity. At March 31, 2001, there was a deferred income tax asset of $471,000 resulting primarily from federal and state net operating loss carryforwards of approximately $1,185,000. The federal net operating loss carryforwards expire from 2010 through 2019 and state net operating loss carryforwards from 2002 through 2004. TSIH had no material tax assets or liabilities prior to the Reverse Acquisition.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future, undiscounted, net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued effective for fiscal years beginning after June 15, 2000 (as amended). SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value. This statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 will have no impact on the Company.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB No. 101 summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's revenues or revenue recognition policy.

(3) MACHINERY AND EQUIPMENT

Machinery and equipment is comprised of the following:

                                                     March 31,        Dec. 31,
                                                       2000             2000
                                                     ---------        ---------
                                                                     (unaudited)

Vehicle                                              $      --        $  24,000
Machinery and warehouse equipment                      355,257          360,552
Furniture and fixtures                                  16,300           20,061
Patterns, tooling and dies                             123,913          134,021
Airplane                                                    --           80,320
                                                     ---------        ---------
                                                       495,470          618,954
Less: Accumulated depreciation                        (180,014)        (238,611)
                                                     ---------        ---------
                                                     $ 315,456        $ 380,343
                                                     =========        =========

(4) PATENTS AND INTELLECTUAL PROPERTY RIGHTS

Certain aspects of current version of the Dyna-Cam Engine are patented in the United States. The Company owns U.S. Patent no. 4,492,188, issued in 1985 to Dennis C. Palmer, an officer of the Company. The Company owns the patent and all related intellectual property rights with respect to the engine's design. The current patent will expire in January 2003. With funds to be raised in the Offering (see Note 1), the Company plans to apply for additional patent protection to cover improvements made to the Dyna-Cam Engine since the original patents were obtained. Prior to delivery of the first engines, the Company intends to file additional patents domestically as well as internationally. Certain key components, such as the cam and piston design, were patented by the original developer of the technology and patent protection may be limited.

The Company has also developed manufacturing processes and component designs that are considered "TRADE SECRETS," which would make the engine difficult to produce by other manufacturers and still be competitive. As research and development continues to advance the Dyna-Cam Engine technology, new features, trade secrets and patents will be pursued to provide additional barriers to competition. The Company has agreements with its officers and key employees to own any new features, trade secrets and patents developed in the future.

No value has been given to patent and intellectual property rights on the accompanying balance sheet. There has been no recognized impairment loss on any intangible assets. All expenditures for patents and intellectual property rights are expensed as incurred and accordingly none have been capitalized.

(5) BRIDGE LOAN

On March 1, 2000, the Company entered into a Note and Share Purchase Agreement with Aztore. Pursuant to this Agreement, Aztore firmly committed to lend the Company $350,000 (the "BRIDGE LOAN"). Principal and interest on the bridge loan are due in a single maturity on March 1, 2001. The bridge loan is secured by all assets of the Company and bears interest at 12% per annum. At March 31, 2000, the Company had been advanced $75,000 under the bridge loan. Subsequent to year-end, the bridge loan was fully funded by Aztore and later partially repaid (Note 15). The Company issued shares of its common stock as additional consideration for the bridge loan.

(6) SHORT-TERM BORROWINGS

                                                         March 31,    Dec. 31,
                                                           2000         2000
                                                         ---------    ---------
                                                                     (unaudited)
Note payable to Economic Development Commission
  Original face value amount of $100,000, interest
  at 4% per annum, discounted at 11% resulting in
  discount of $12,077. Originally due in Sept. 1999
  Collateralized by all assets of the Company
  Personally guaranteed by the officers of the
  Company. The note was in default and settled
  with the lender for $12,000. The settlement
  amount was paid subsequent to March 31, 2000           $  12,000    $      --

Note payable to individual, interest at 1% per month,
  interest payments due monthly, balance due
  May 24, 2001. One of the Company's officers has
  pledged their common stock in the Company to this
  individual as collateral                                  30,000       30,000

Note payable to individual, in default at
  March 31, 2000. Original loan amount of $361,000,
  interest at 10% per annum. The Company agreed to
  the final terms of this note in the year ended
  March 31, 2000 through a court ordered judgement
  The settlement amount was paid subsequent to
  March 31, 2000                                           193,603           --
                                                         ---------    ---------
                                                         $ 235,603    $  30,000
                                                         =========    =========

The notes payable of the Company that were settled for amounts less than their respective principal balance at the settlement date resulted in a gain on extinguishment of debt for the year ended March 31, 2000 of $189,679. This gain is included as an extraordinary item in the accompanying statement of operations for the year ended March 31, 2000.

The balance on the $361,000 note was $343,471 at the time of the settlement was reached for $193,603, resulting in a gain of $149,868. The balance due on the Economic Development Commission note was $51,811 at the time the settlement was agreed to resulting in a gain of $39,811. No stock or warrants were issued in connection with the settlement of these obligations.

(7) LONG-TERM DEBT

Long-term debt consists of an SBA loan the Company received in May 1999, which was used primarily to purchase equipment and inventory. The SBA loan is guaranteed by two officers of the Company who pledged additional personal collateral to secure this financing.

                                                         March 31,    Dec. 31,
                                                           2000         2000
                                                         ---------    ---------
                                                                     (unaudited)
SBA loan, interest at prime plus 2.75% (11.75% at
  March 31, 2000) per annum, monthly payments of
  principal and interest of $4,576, due
  November 24, 2008.                                     $ 324,444    $ 307,737

Note payable to finance company, interest at 12.9%
  per annum, payments of $492 due monthly, due
  April 7, 2005.  Secured by vehicle. Guaranteed by
  an officer of the Company.                                    --       19,252

Less: Current portion                                      (20,038)     (27,257)
                                                         ---------    ---------
                                                         $ 304,406    $ 299,732
                                                         =========    =========

(8) LEASE OBLIGATIONS

OPERATING LEASE

The Company leases its warehouse and corporate offices on a month to month basis. The Company also leases six pieces of equipment under leases that have been accounted for as capital leases. Two officers of the Company guarantee these leases. Future minimum lease payments under capitalized lease obligations are as follows:

CAPITAL LEASES

The Company leases certain equipment under a capital leases that expire through 2005. Minimum required lease payments under the lease agreements for the years ending March 31 are as follows:

Year ending March 31,
   2001                                                               $  40,966
   2002                                                                  37,053
   2003                                                                  29,167
   2004                                                                  29,168
   2005                                                                   4,793
                                                                      ---------
         Total                                                          141,777
Less: Amount representing interest                                      (30,944)
                                                                      ---------
         Total payments, net of interest                                110,833
Less: Current portion                                                   (29,058)
                                                                      ---------
         Total long term minimum lease payments                       $  81,775
                                                                      =========

Equipment under capital leases is included in machinery and equipment as follows:

                                                                      March 31,
                                                                        2000
                                                                      ---------

Machinery and equipment                                               $ 148,152
Less: Accumulated amortization                                          (26,044)
                                                                      ---------
                                                                      $ 122,108
                                                                      =========

(9) SHAREHOLDERS' EQUITY

AUTHORIZED CAPITAL

The Company's authorized capital consists of 65,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, undesignated as to other attributes. The Board of Directors of the Company, in its sole discretion, may divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, conversion rates and ratify the powers and determine the restrictions and qualifications of each series of preferred stock as established. The Board of Directors has designated 6,000,000 shares of the authorized preferred stock as Series A Preferred stock, of which 200,000 shares are issued and outstanding as of March 31, 2000.

SERIES A PREFERRED STOCK

The Series A Preferred stock has a $1.00 per share liquidation preference and a 10% cumulative dividend. Each share of the Series A Preferred stock is convertible at a conversion price of $.333 (or equivalent to three shares of common stock). Shares of Series A Preferred stock may be converted at any time at the election of the holder and will automatically convert upon the Company's common stock trading at $1.00 or greater for 60 consecutive trading days on an established market. Shares may be redeemed by the Company at an amount equal to their liquidation preference upon 30 day notice to the holders.

The Series A Preferred accrues dividends at the rate of $0.10 per share per annum (10% of the liquidation preference amount) on each January 1, April 1, July 1 and October 1. Dividends are pro rated for the period the shares are actually outstanding. Dividends are payable only as declared by the Board of Directors, are cumulative and only paid out of funds legally available for the payment of dividends. Accrued dividends are to be paid in shares of common stock upon conversion of the Series A Preferred into common stock at the conversion value then in effect for the Series A Preferred. If cash dividends were to be paid, the Series A Preferred would have preference in payment of dividends over the common stock and any other series of preferred stock later designated. There are no accumulated dividends at March 31, 2000 since the only shares outstanding were issued on March 31, 2000.

Other attributes of the Series A Preferred stock are priority of class, liquidation preference, anti-dilution protection and adjustment, right of first refusal to the holders, and voting rights on an as converted basis. The Series A Preferred stock is senior to all other capital stock of the Company. In the event of liquidation, the holders of Series A Preferred stock will be entitled to be paid an amount in cash equal to the liquidation preference amount plus any accrued dividends, before any other payment or distribution is made. The Series A Preferred stock is protected from a dilutive issuance of additional shares of stock at a per share less than the conversion price at the date of such new issuance. Each holder of the Series A Preferred stock shall be given the first right to purchase their pro rata portion of any equity securities offered by the Company (except for shares offered under the Company's Equity Incentive Plan) on the same terms and conditions as the Company offers to other investors. Each share of Series A Preferred stock votes with the shares of common stock as a single class on all matters except for matters that affect the rights of the Series A Preferred stock in which case the Series A Preferred stock votes separately as a single class.

During the year ended March 31, 2000, the Company issued 200,000 shares of Series A Preferred stock to settle an obligation. The transaction was recorded at the recorded value of the debt and related accrued interest at the date of the transaction of $224,725.

COMMON STOCK TRANSACTIONS

During the years ended March 31, 2000 and 1999, the Company issued shares of its common stock to officers and consultants for compensation and for services rendered and as additional consideration for the bridge loan. Although the Company had earlier sold less than 8,000 shares of common stock for cash at approximately $2.64 per share to individual investors, these non-cash stock issuances were recorded at a nominal value. The value of the shares of common stock issued to Aztore in connection with the bridge loan was determined on the basis of an arms-length negotiated price between the two parties at the time of issuance and established the fair market value of $.0067 per share for accounting purposes. At the time of that transaction, the Company had no cash or other working capital, was in default on several notes payable including the SBA loan, had a judgement against in for approximately $200,000 (see Note 6), and was facing the prospects of bankruptcy. In addition, the Company was required to restructure other debt and was dependent on the bridge loan and subsequent funding in order to continue operations.

The per share fair market value for the shares of common stock issued to Aztore is management's best estimate of the fair value of the common stock issued. This basis has been used to value all non-cash issuances of common stock during the years ended March 31, 2000 and 1999. For those shares issued during the years ended March 31, 2000 and 1999, the accompanying financial statements include a charge to earnings for consulting, compensation or interest expense with a corresponding offset credited to stockholders' equity.

(10) STOCK OPTIONS

1999 EQUITY INCENTIVE PLAN

The Company has approved an Equity Incentive Plan for the Company's directors, officers, key employees and consultants initially covering 3,000,000 shares of Company common stock (the "EIP"). On March 3, 2000, the Board of Directors approved an increase in the shares covered under the EIP to 6,000,000 shares. This action was ratified by majority consent of the shareholders of the Company as permitted by Nevada law. On March 31, 2000, 4,000,000 options were granted with an exercise price of $.30, five-year equal year vesting on the anniversary of the grant date and expiring in accordance with the EIP or no later than nine years from date of grant.

Options granted under the EIP may be either "INCENTIVE STOCK OPTIONS," as defined in Section 422A of the Internal Revenue Code, or "NONQUALIFIED STOCK OPTIONS," subject to Section 83 of the Internal Revenue Code, at the discretion of the Board of Directors and as reflected in the terms of the written option agreement. The option price shall not be less than 100% (110% if the option is granted to an optionee who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the optioned common stock on the date the options are granted. Options become exercisable based on the discretion of the Board of Directors and must be exercised within ten years of the date of grant. The EIP expires June 14, 2009.

The Company has adopted the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and continues to account for stock based compensation using the intrinsic value method prescribed by APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, no compensation cost has been recognized for the stock options granted to employees. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards during the period, consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would not have been materially different.

Under the provisions of SFAS No. 123, there are no fully vested options and 4,000,000 proportionately vested options for the year ended March 31, 2000 used to determine net earnings and earnings per share under a pro forma basis. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions for year ended March 31, 2000:

               Dividend yield                         None
               Volatility                             N/A
               Risk free interest rate               6.00%
               Expected asset life                  10 years

The value of the stock used in the calculation was $0.0067 per share as that value used in the non-cash transactions occurring in the year ended March 31, 2000. Using the minimum value method, the result is that there is no value to assign to the options granted in the year ended March 31, 2000, because the present value of the exercise price exceeds the value of the underlying shares at the date of grant..

A summary of stock option activity for the year ended March 31, 2000 follows:

                                                                Weighted Average
                                                   Number        Exercise price
                                                 ----------      --------------
Options outstanding at beginning of the year             --
  Granted                                         4,000,000           $ .30
  Exercised                                              --
  Forfeited                                              --
                                                 ----------
Options outstanding at end of year                4,000,000           $ .30
                                                 ==========
Options available for grant at end of year        2,000,000
                                                 ==========
Options exercisable at end of year                       --
                                                 ==========

(11) COMMON STOCK WARRANTS

The Company has six series of common stock purchase warrants, with 400,000 warrants outstanding in each series (see Note 14). Each warrant provides for the purchase of one share of common stock. Each warrant is callable by the Company for a price of $.0001 per warrant at any time. A summary of warrants outstanding at March 31, 2000 follows:

                                                  A & B            C & D            E & F
                                                 Warrants         Warrants         Warrants
                                               -------------    -------------    -------------
Warrants outstanding, March 31, 2000                 800,000          800,000          800,000
                                               =============    =============    =============

Exercise price                                         $2.00            $4.00            $6.00
                                               =============    =============    =============

Expiration date                                June 30, 2001    June 30, 2001    June 30, 2002
                                               =============    =============    =============

SELLING AGENT WARRANTS

In connection with the Offering, Sunset could be granted warrants to purchase up to 2,250,000 shares of common stock at an exercise price of $.67 per share (the "SELLING AGENT WARRANTS"). Selling Agent Warrants will be issued pro rata as closings occur at a rate of 10% to 15% of the common shares underlying the Series A Preferred stock sold in the Offering. Selling Agent Warrants expire six years from the date of grant. No Selling Agent Warrants were outstanding at March 31, 2000, although some were issued subsequent to year-end (see Note 15).

(12) RELATED PARTY TRANSACTIONS

CHASSEUR HOLDINGS, INC.

Prior to the Reverse Acquisition, Chasseur Holdings, Inc. ("CHASSEUR") was the largest shareholder of TSIH, owning 4,000,000 of 5,014,635 shares outstanding. Chasseur is a non-trading public investment company and is the Reorganized Debtor of Technical Systems Integrators, Inc. ("TSI") pursuant to TSI's Chapter

11 Plan of Reorganization which was confirmed by the bankruptcy court on November 10, 1999, (the "TSI PLAN"). Chasseur's business is similar to Aztore's. Aztore controls Chasseur. Michael S. Williams, a director of the Company, and Lanny R. Lang, an officer of the Company, are also officers and directors of Chasseur, as well as Aztore. After the Reverse Acquisition, Chasseur owns 11.4% of the Company.

As a requirement of the Reverse Acquisition, the Company entered into an Existing Shareholder Rights Agreement, wherein the shareholders of TSIH prior to the Reverse Acquisition, including Chasseur, were granted anti-dilution and certain other rights. Under this agreement, if the Company's total cumulative revenues through March 31, 2002 do not equal two times the amount of gross proceeds raised in the Offering, Aztore, as agent for these shareholders, will have the right to remove and appoint one member of the Board of Directors elected by the common stock shareholders. If total cumulative revenues earned through March 31, 2003 do not equal six times the amount of gross proceeds earned in the Offering, Aztore will have the right to remove and appoint all members of the Board of Directors elected by the common shareholders.

AZTORE HOLDINGS, INC.

Aztore is a Phoenix, Arizona-based, investment and consulting company that holds various interests in companies and provides corporate restructuring and consulting services. Michael S. Williams, a director of the Company, and Lanny
R. Lang, an officer of the Company, are also officers and directors of Aztore. Aztore directly owned 4.6% of the Company's common stock outstanding as of March 31, 2000.

* The Company has also engaged Aztore to provide investment banking and financial consulting services under various agreements. Under a Note and Share Purchase Agreement, Aztore committed to lend $350,000 to the Company (see Note 5). Interest expense to Aztore related to this loan was $2,761 for the year ended March 31, 2000. There was no interest to Aztore for the year ended March 31, 1999.

* Under a Capital Advisory and Financial Consulting Agreement, Aztore will receive a fee of five percent of the proceeds from the exercise of any of the Company's outstanding common stock warrants, which existed prior to the Reverse Acquisition. No warrants have been exercised, therefore, no expense to Aztore related to this agreement as recorded for the years ended March 31, 2000 and 1999.

* Aztore will also provide financial consulting services related to the Company's financial reporting, internal accounting, capital raising and stock trading activities and is compensated at the rate of $150 per hour for the services of its personnel. Aztore's consulting services commenced on April 1, 2000. Accordingly, no consulting fees to Aztore were recorded for the years ended March 31, 2000 and 1999. Subsequently, Aztore and the Company agreed to a fixed monthly fee of $15,000 (see Note 15).

* In connection with the Offering, Aztore will receive a non-accountable fee equal to 1 1/2% of the proceeds raised under the Offering. No fees related to this agreement were recorded for the years ended March 31, 2000 or 1999.

(13) COMMITMENTS AND CONTINGENCIES

On March 31, 2000, the Company executed five-year employment contracts with the President and the Executive Vice-President and Chief Engineer of the Company. These employment contracts require exclusive service to the Company in exchange for minimum annual salaries of $60,000 each during the term of the contracts.

Upon termination for reasons other than for cause, the Company is obligated for the balance due under the employment contracts payable over 12 months. The aggregate commitment under these employment contracts as of March 31, 2000 is $600,000. The employment contracts provide for discretionary bonuses determined by the Board of Directors and contain customary non-compete covenants and the assignment any new features, trade secrets and patents developed in the future to the Company.

(14) DISTRIBUTION OF SECURITIES

TSIH was originally formed pursuant to the TSI Plan and was a wholly owned subsidiary of TSI. The TSI Plan provided for the distribution of securities owned by TSI to TSI's creditors and debenture holders. The securities distributed included 500,000 shares of common stock of TSIH owned by TSI and 2,400,000 warrants, which were equally divided into six series. The distribution of these securities by TSI was exempt from registration under the Securities Act of 1933, as authorized by Section 1145 of the Bankruptcy Code. The Company believes this stock, the warrants and the common stock underlying the warrants is freely transferable to future holders.

As a result of the distribution of securities by TSI, the Company has approximately 200 shareholders who own approximately 3% of the Company's common stock outstanding as of March 31, 2000 after the Reverse Acquisition. The 2,400,000 warrants distributed by TSI are all held by approximately 60 shareholders who were the former debenture holders of TSI (see Note 11).

(15) SUBSEQUENT EVENTS

AZTORE FINANCIAL CONSULTING AGREEMENT

Effective June 1, 2000, Aztore and the Company agreed to amend the Financial Consulting Agreement to pay Aztore a fixed monthly fee of $15,000. Through May 31, Aztore's aggregate fee under the old fee structure totaled $69,000. Aztore converted $27,600 into 27,600 shares of Series A Preferred stock and was issued a note payable for $41,400 for the balance owed. This note payable bears interest at 10% per annum and is due 1/2 upon the first $500,000 raised under the Offering and 1/2 upon the next $500,000 raised under the Offering.

SETTLEMENT OF DEBT

On June 1, 2000, the Company issued 6,099 shares of Series A Preferred stock to settle a claim of the Company's former legal counsel who was owed $6,099.

OFFERING CLOSING

On July 27, 2000, the Company obtained $400,000 of new funding under the Offering. Sunset was paid $40,000 in commission and a $6,000 expense allowance and was issued 120,000 Selling Agent Warrants at this closing. Aztore was paid a $6,000 expense allowance and was paid back $200,000 of the Bridge Loan, plus accrued interest, leaving a balance of $150,000 owed Aztore on the Bridge Loan.

(16) NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION

The unaudited financial statements presented herein as of December 31, 2000 and for the nine months ended December 31, 2000 have been prepared by the Company, without audit, pursuant to the rules and regulations for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principals have been omitted. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes thereto as set forth above. In the opinion of management, these unaudited financial statements reflect all adjustments which are necessary to present fairly the financial position and results of operations of the Company. Operating results for interim periods are not necessarily indicative of the results, which may be expected for the entire year.

DUE TO RELATED PARTY

The Due to Related Party arises from a Financial Consulting Agreement with Aztore to provide financial consulting services related to the Company's financial reporting, internal accounting, capital raising and stock trading activities (see Note 12). Through May 31, 2000, Aztore's aggregate fee totaled $69,000 and Aztore was issued an unsecured note payable for $69,000. Aztore converted $27,600 of the note payable into 27,600 shares of Series A Preferred stock, leaving a note balance of $41,400. This note was paid in full by December 31, 2000. Effective June 1, 2000, the Financial Consulting Agreement was amended to pay Aztore a fixed monthly fee of $15,000 for their services. As of December 31, 2000, the unpaid amount owed Aztore under this agreement was $83,625.

Including the $69,000 through May 31, 2000 and the $105,000 under the amended monthly fee agreement, a total of $174,000 of consulting fees were recorded to Aztore for the nine months ended December 31, 2000. Since no warrants have been exercised, no expense to Aztore related to warrant exercises was recorded for the nine months ended December 31, 2000. Interest expense to Aztore related to various loans totaled $20,037 for the nine months ended December 31, 2000.

SETTLEMENT OF DEBT

On September 15, 2000, the Company issued 3,500 shares of Series A Preferred stock for services rendered in the amount of $3,500 by the Company's web site designer.

OFFERING CLOSINGS

Through December 31, 2000, the Company has obtained $1,050,000 of new funding under the Offering. Sunset has been paid $105,000 in commission and a $15,750 expense allowance and has been issued 315,000 Selling Agent Warrants. Aztore has been paid a $15,750 expense allowance for assisting with this offering and has been paid back $350,000 of the Bridge Loan, plus accrued interest, leaving no balance owed Aztore on the Bridge Loan as of December 31, 2000.

Since December, the Company obtained an additional $75,000 of new funding under the Offering for a total of $1,125,000 under this Offering and has issued an aggregate of 1,125,000 shares of Series A Preferred stock related to this Offering.

The Company is in the process of commencing another private placement of its Series A Preferred stock. Sunset will continue to act as placement agent for this anticipated placement.

PREFERRED STOCK SUMMARY

As of May 25, 2001, 1,362,199 Series A Preferred shares are issued and outstanding, consisting of 200,000 shares issued pursuant to the Reverse Acquisition, 27,600 shares issued to Aztore upon the conversion of $27,600 of note payable, 6,099 shares issued to the Company's former legal counsel to settle accounts payable of $6,099, 1,125,000 shares for $1,050,000 of new funding under the Company's Offering, and 3,500 shares issued to the Company's web designer. No dividends have been declared by the Board of Directors. The dividends in arrears at December 31, 2000 for the Series A Preferred Stock totaled $49,935.

PATENT APPLICATIONS

The Company has submitted a new application for patent on improvements identified and made to the Dyna-Cam Engine since the original patents were obtained (see Note 4) and has received "PATENT PENDING STATUS" on serial number 9/678,627 dated October 3, 2000.

EVENTS SUBSEQUENT TO DECEMBER 31, 2000

LINE OF CREDIT AGREEMENT

On April 30, 2001, the Company entered into a secured line of credit with Aztore (the "LOC"). The LOC provides for borrowings of up to $400,000 and is secured by a blanket lien on all Company assets. The LOC expires on October 31, 2001 unless certain operating goals are met. Interest accrues and is payable monthly on advances under the LOC at 12% per annum. The Company paid a commitment and origination fee of 60,000 shares of Series A Preferred stock. The LOC is convertible at Aztore's option into Series A preferred stock at a $1.00 per share. Takedowns under the LOC are related to an agreed upon monthly budget. As of June 15, 2001, $150,000 has been borrowed on the LOC.

PREFERRED STOCK ISSUANCES

Pursuant to Aztore's LOC (see above), the Company issued 60,000 shares of Series A Preferred stock as a commitment and origination fee and recorded additional interest expense of $60,000 ($1.00 per share) in April 2001.

OFFERING CLOSINGS

Subsequent to December 31, 2000, the Company had raised an additional $75,000 of new funding under its second private placement offering, which expired on February 28, 2001. The Selling Agent was paid an additional $7,500 in commission and a $1,125 expense allowance and was issued an additional 22,500 Selling Agent Warrants. Aztore has been paid an additional $1,125 expense allowance for assisting with this offering.

EMPLOYEE STOCK OPTION GRANT

On April 20, 2001, the board elected Mr. Jack E. Dahl as President and Chief Financial Officer of the Company. Mr. Dahl has served on the board of directors since November 3, 2000 and will remain a member of the board. Mr. Dahl replaces Ms. Patricia J. Wilks, who resigned as President and was named Chairman of the Board and Founder. As part of Mr. Dahl's employment agreement, he was granted options to purchase 500,000 shares of common stock at $.30 per share. Mr. Dahl's stock options will vest equally over the next six fiscal quarters starting on the last day of the fiscal quarter following employment.

FUTURE PLANS

The Company is planning another offering to raise up to $4,000,000 pursuant to a Private Placement Memorandum (the "Offering") of up to 4,000,000 shares of Series A 10% Cumulative Convertible Preferred Stock at $1.00 per share. All shares of Series A Preferred stock will be newly issued and are being sold solely to "accredited investors" as defined in Rule 501(a) of Regulation D as promulgated under the Securities Act of 1933. The Company believes the Offering will allow it to obtain sufficient capital for operations.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

3.1(1)         Articles of Incorporation of TSI Handling, Inc.

3.2(1) Certificate of Amendment to the Articles of Incorporation of TSI Handling, Inc.

3.3(1) Certificate of Designation - Series A 10% Cumulative Convertible Preferred Stock

3.4(1)         Bylaws of TSI Handling, Inc.

10.1(1) Asset Exchange Agreement dated March 31, 2000 by and among TSI Handling, Inc., Dyna-Cam Engine Corporation and Certain Shareholders

10.2(1) Capital Advisory and Financial Consulting Agreement dated March 31, 2000 by and between TSI Handling, Inc. dba Dyna-Cam Engine Corporation and Aztore Holdings, Inc.

10.3(1) Existing Shareholders Rights Agreement dated March 31, 2000 by and between Dyna-Cam Engine Corporation, Chasseur Holdings, Inc. and Patricia J. Wilks and Dennis C. Palmer

10.4(1)        Note and Share Purchase Agreement

10.5(1) Employment Agreement dated March 31, 2000 by and between Dyna-Cam Engine Corporation and Patricia J. Wilks

10.6(1) Employment Agreement dated March 31, 2000 by and between Dyna-Cam Engine Corporation and Dennis C. Palmer

10.7(1)        2000 Equity Incentive Plan

10.8(2) Agreement for Convertible Secured Line of Credit dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc..

10.9(2) Security Agreement dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.

10.10(2) Rights Agreement dated effective April 30, 2001 between Dyna-Cam Engine Corporation, Aztore Holdings, Inc. and Patricia J. Wilks and Dennis C. Palmer.

23.l           Consent of Independent Accountants - Weber & Company, P.C.
               (formerly King, Weber & Associates, P.C.).

----------
(1) Incorporated by reference from Dyna-Cam's Form 10-SB as filed with the Securities and Exchange Commission on December 6, 2000.

(2) Incorporated by reference from Dyna-Cam's Form 10-QSB for the period ended December 31, 2000 as filed with the Securities and Exchange Commission on July 2, 2001.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DYNA-CAM ENGINE CORPORATION
                                        (Registrant)


Dated: July 10, 2001                    By: /s/ Jack E. Dahl
                                            ------------------------------------
                                            Jack E. Dahl
                                            President


Dated: July 10, 2001                    By: /s/ Lanny R. Lang
                                            ------------------------------------
                                            Lanny R. Lang
                                            Secretary